      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY __, 2003
                                                           REGISTRATION NO. 333-


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                    FORM S-2


                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933
                         CALYPTE BIOMEDICAL CORPORATION
               (EXACT NAME OF REGISTRANT AS SPECIFIED IN CHARTER)



           DELAWARE                         3826                 06-1226727

(STATE OR OTHER JURISDICTION OF   PRIMARY STANDARD INDUSTRIAL  (I.R.S. EMPLOYER
INCORPORATION OR ORGANIZATION)    CLASSIFICATION CODE NUMBER)   IDENTIFICATION
                                                                      NO.)

                             1265 HARBOR BAY PARKWAY
                            ALAMEDA, CALIFORNIA 94502
                                 (510) 749-5100

       (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA
               CODE, OF REGISTRANT`S PRINCIPAL EXECUTIVE OFFICES)

                                   JAY OYAKAWA
                      PRESIDENT AND CHIEF OPERATING OFFICER
                         CALYPTE BIOMEDICAL CORPORATION
                             1265 HARBOR BAY PARKWAY
                            ALAMEDA, CALIFORNIA 94502
                                 (510) 749-5100

       (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING
                        AREA CODE, OF AGENT FOR SERVICE)

                                   COPIES TO:

                             JOSEPH A. BARATTA, ESQ.
                               BARATTA & GOLDSTEIN
                                597 FIFTH AVENUE
                            NEW YORK, NEW YORK 10017
                             (212) 750-9700 (PHONE)
                              (212) 750-8297 (FAX)

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:

 AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THIS REGISTRATION STATEMENT.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, check the following box. |X|.

If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this form, check the following box. |X|.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, as amended, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, as amended, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

If delivery of this Prospectus is expected to be made pursuant to Rule 434, please check the following box. |_|

                         CALCULATION OF REGISTRATION FEE

                                                             PROPOSED           PROPOSED
                                                              MAXIMUM           MAXIMUM
                                           AMOUNT TO BE    OFFERING PRICE       AGGREGATE          AMOUNT OF
TITLE OF SHARES TO BE REGISTERED           REGISTERED(1)    PER SHARE(2)      OFFERING PRICE   REGISTRATION FEE
===============================================================================================================
Common Stock, $0.03 par value per share    52,500,000     $        0.24      $   12,600,000      $      1,020


(1) Shares of common stock which may be offered pursuant to this registration statement, which shares are issuable upon conversion of secured convertible debentures. The number of shares of common stock registered hereunder represents a good faith estimate by the Company of the number of shares of common stock issuable upon conversion of the debentures. In addition to the shares set forth in the table, the amount to be registered includes an indeterminate number of shares issuable upon conversion of the debentures, as such number may be adjusted as a result of stock splits, stock dividends and similar transactions in accordance with Rule 416 under the Securities Act of 1933, as amended.

(2) Estimated in accordance with Rule 457(c) for the purpose of computing the amount of the registration fee based on the average of the closing bid and ask prices of the Company`s common stock on the Over-the-Counter Bulletin Board on July 2, 2003.


THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT THAT SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This Prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

                    SUBJECT TO COMPLETION, DATED JULY__, 2003


PROSPECTUS

                         CALYPTE BIOMEDICAL CORPORATION

                        52,500,000 Shares of Common Stock


o This Prospectus relates to the resale of our common stock by the selling security holders, all of whom were issued securities pursuant to an exemption under Regulation S, of up to:

     o 29,410,000 shares of common stock that may be issuable upon the conversion of $3,232,000 aggregate original principal amount of our 8% secured convertible notes, including 831,216 shares that have previously been issued to certain selling security holders as a result of their conversions of $298,749 principal amount, plus interest and liquidated damages;

     o   450,000  shares of our common  stock,  of which  366,667  shares  have
          previously  been  issued  to  certain  selling   security  holders  in
          connection with our $1.50 PIPE transaction, including 100,000 shares issued in payment of liquidated damages;

     o 52,493 shares of our common stock that have been issued to certain selling security holders in connection with their prior conversions of our 8% convertible debentures in the aggregate principal amount of $200,000, plus interest and fee shares;

     o 905,000 shares of our common stock that may be issued upon the conversion of $126,083 principal amount of our 10% convertible notes, plus accrued interest;

     o 12,804,172 shares of common stock that may be issued upon the conversion of $1,950,000 aggregate principal amount of our 10% convertible debentures, including accrued interest;

     o 8,878,333 shares of common stock that may be issued upon the conversion of $1,600,000 aggregate principal amount of our 12% convertible debentures, including accrued interest, including 100,000 shares of common stock underlying warrants issued as part of the consideration for one of the transactions, and 16,667 shares issued as fee shares for one of the transactions.


o We will not receive any proceeds from the sale of these shares. We will receive proceeds from the purchase of $750,000 principal amount of additional 12% convertible debentures that certain selling security holders have agreed to purchase by no later than 5 days following the effectiveness of this registration statement and from the exercise of warrants issued to certain of the selling stockholders. Any proceeds received will be used for general corporate purposes.

o The subscribers (as detailed below) may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, as amended, in connection with their sales.

o Our common stock is traded on the Over-the-Counter Bulletin Board under the symbol "CYPT." The last reported sales price for our common stock on July 2, 2003 was $0.24 per share.

                 THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK.

                    SEE " RISK FACTORS" BEGINNING ON PAGE 5.


We may amend or supplement this Prospectus from time to time by filing amendments or supplements as required. You should read the entire Prospectus and any amendments or supplements carefully before you make your investment decision.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus is July __, 2003

                                TABLE OF CONTENTS

                                                                            PAGE
                                                                            ====
Where You Can Find More Information                                            1

The Company                                                                    2

The Offering                                                                   4

Risk Factors                                                                   5

Recent Developments                                                           16

Legal Proceedings                                                             24

Use of Proceeds                                                               25

Dilution                                                                      25

Description of the Securities                                                 26

Selling Security Holders                                                      33

Description of Capital Stock                                                  35

Plan of Distribution                                                          35

Legal Matters                                                                 36

Experts                                                                       37

                       WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any document we file at the SEC`s public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public at the SEC`s web site at HTTP://WWW.SEC.GOV and at our website at http://www.calypte.com.

The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this Prospectus. We incorporate by reference the documents listed below which we have previously filed with the SEC.

1. The Company`s Annual Report filed on Form 10-K for the fiscal year ended December 31, 2002

2.    The Company`s Current Report on Form 8-K filed January 21, 2003

3.    The Company`s Definitive Schedule 14A filed on April 14, 2003

4.    The Company`s Current Report on Form 8-K filed April 25, 2003

5. The Company`s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2003

6.    The Company`s Current Report on Form 8-K filed May 21, 2003

7. The Company`s Quarterly Report on Form 10-QSB for the fiscal quarter ended March 31, 2003 and related Current Report on Form 8-K filed June 24, 2003

8.    The Company`s Current Report on Form 8-K filed June 27, 2003

A copy of our above-mentioned 10-K is included with this Prospectus. You may request another copy of the 10-K, at no cost, by writing or telephoning us at the following address:
                         Calypte Biomedical Corporation
                             1265 Harbor Bay Parkway
                            Alameda, California 94502
                              Attention: President
                           Telephone: (510) 749-5100.

You should rely only on information incorporated by reference or provided in this Prospectus. We have not authorized anyone else to provide you with different information.

From time to time, information we provide or statements made by our directors, officers or employees may constitute "forward-looking" statements and are subject to numerous risks and uncertainties. Any statements made in this Prospectus, including any statements incorporated herein by reference, that are not statements of historical fact are forward-looking statements (including, but not limited to, statements concerning the characteristics and growth of our market and customers, our objectives and plans for future operations and products and our liquidity and capital resources). Such forward-looking statements are based on current expectations subject to uncertainties and other factors which may involve known and unknown risks that could cause actual results of operations to differ materially from those projected or implied. Further, certain forward-looking statements are based upon assumptions about future events which may not prove to be accurate. Risks and uncertainties inherent in forward looking statements include, but are not limited to:

     o our ability to obtain additional financing that will be necessary to fund our continuing operations;

     o   fluctuations in our operating results;

     o announcements of technological innovations or new products which we or our competitors make;

     o   FDA and international regulatory actions;

     o availability of reimbursement for use of our products from private health insurers, governmental health administration authorities and other third-party payors;

     o   developments with respect to patents or proprietary rights;

     o public concern as to the safety of products that we or others develop and public concern regarding HIV and AIDS;

     o   changes in health care policy in the United States or abroad;

     o changes in stock market analysts` recommendations regarding Calypte, other medical products companies or the medical product industry generally;

     o changes in domestic or international conditions beyond our control that may disrupt our or our customers` or distributors` ability to meet contractual obligations;

     o   fluctuations in market demand for and supply of our products; and

     o price and volume fluctuations in the stock market at large which do not relate to our operating performance.

For a further discussion of these and other significant factors to consider in connection with forward-looking statements, see the discussion in this Prospectus under the heading "RISK FACTORS".


                                   THE COMPANY

Calypte Biomedical Corporation ("Calypte" or the "Company" or "we") develops, manufactures and markets urine-based screening and supplemental tests for the detection of antibodies to the Human Immunodeficiency Virus, Type-1 ("HIV-1"), the putative cause of Acquired Immunodeficiency Syndrome ("AIDS"). Calypte is the only company that has obtained Food and Drug Administration ("FDA") approval for the marketing and sale of urine-based screening tests for the detection of antibodies to the HIV-1. The Company has integrated several proprietary technologies to develop novel urine HIV antibody-tests, the "Calypte urine-based HIV-1 screening test" and the Cambridge Biotech HIV-1 Urine supplemental test. In clinical trials using the screening and supplemental tests together, the urine HIV antibody testing algorithm detected the presence of HIV antibodies in urine with 99.7% sensitivity in subjects known to be HIV-1 infected (as identified through blood-based screening tests). In subjects at low risk for HIV ("low risk subjects"), the specificity of the Calypte urine-based HIV-1 screening test when used along with the companion urine-based Western Blot supplemental test was 100%. Specificity is the ability of an assay or method to identify all non-HIV infected individuals correctly. Sensitivity is the ability of the assay or method to detect truly HIV-infected individuals. In testing for the presence of HIV antibodies, the Food and Drug Administration ("FDA") requires that a reactive result in a screening test be confirmed by a supplemental (second) test. In the case of Calypte`s HIV-1 antibody screening test, the urine-Western Blot serves as the required supplemental test. Calypte believes that its proprietary urine-based test offers significant advantages compared to existing blood-based tests, including ease-of-use, lower costs, and significantly reduced risk of infection from collecting and handling specimens. Urine collection is non-invasive and painless, and urine is the most commonly collected body fluid. The Company estimates that most customers will find the cost of collecting, handling, testing and disposing of urine specimens to be significantly less than that of blood or other bodily fluid specimens. Independent studies report that the likelihood of finding infectious HIV virus in urine is extremely low, which greatly reduces the risk and cost of accidental exposure to health care workers, laboratory personnel, and patients being tested.

In order for us to successfully implement our business plan, we must overcome certain impediments which have recently delayed our progress. Specifically, in April of 2002, we announced the winding down of our business operations in that we lacked sufficient capital to continue to successfully implement our business model. Subsequently, in May of 2002, we announced an arrangement for new funding, which allowed for Calypte to resume and recommence regular business operations. Based upon our continued tenuous financial condition, our independent auditors have issued an opinion that raises substantial doubt about our ability to continue our business operations as a going concern. We continue to reassess our business plan and capital requirements as a result of the wind-down and subsequent restart of our operations. We do not believe that our currently available financing will be adequate to sustain operations at current levels through the third quarter of 2003 unless new financing is arranged. Although, between May 2002 and June 30, 2003, we have completed new financings in which we have received an aggregate of approximately $9.0 million, exceeding the initial $5 million new funding commitment more fully discussed in Recent Developments, we do not know if we will succeed in raising additional funds through further offerings of debt or equity. We must achieve profitability for our business model to succeed. Prior to accomplishing this goal, we believe that we will need to arrange additional financing of at least $10 million in the next twelve months. There can be no assurance that subsequent additional financings will be made available to the Company on a timely basis or that the additional capital that the Company requires will be available on acceptable terms, if at all. The terms of a subsequent financing may involve a change of control and/or require stockholder approval, or require the Company to obtain waivers of certain covenants that are contained in existing agreements.

We are actively engaged in seeking additional financing in a variety of venues and formats and we continue to impose actions designed to minimize our operating losses. We would consider strategic opportunities, including investment in the Company, a merger or other comparable transaction, to sustain our operations. We do not currently have any agreements in place with respect to any such strategic opportunity, and there can be no assurance that such opportunity will be available to us on acceptable terms, or at all. If additional financing is not available when required or is not available on acceptable terms, or we are unable to arrange a suitable strategic opportunity, it will place the Company in significant financial jeopardy and we may be unable to continue our operations at current levels, or at all.

We were incorporated as a Delaware corporation in 1996. As of June 20, 2003, we had approximately 55 full-time employees. We are located at 1265 Harbor Bay Parkway, Alameda, California 94502, telephone number (510) 749-5100.

As described in our Current Report on Form 8-K filed on May 21, 2003 and incorporated into this Registration Statement by reference, at our Annual Meeting of Stockholders held on May 20, 2003, our stockholders approved a 1:30 reverse split of our common stock. The split became effective on May 28, 2003. All references to our common stock in this document, including market prices and the number of shares outstanding, issued upon conversion, potentially issuable or being registered, reflect information on the post-split basis and refer to our common stock at its post-split $0.03 par value. Prior to the effective date of the split, our stock traded on the Over-the-Counter Bulletin Board under the ticker symbol "CALY". Since the effective date of the split, our stock trades on the Over-the Counter Bulletin Board under the ticker symbol "CYPT".

                                  THE OFFERING

Common Stock outstanding as of July 1, 2003                16,620,337 shares

Shares offered by selling security holders                 52,500,000 shares

Risk Factors                                               The  shares  involve a high  degree  of risk.  Investors
                                                           should  carefully  consider the information set forth under
                                                           "RISK FACTORS".

Use of Proceeds                                            We will not receive any  proceeds  from the sale of the shares by the selling security holders.

Over-the-Counter Bulletin Board trading symbol             CYPT

                                  RISK FACTORS


In addition to the other information in this Prospectus or incorporated herein by reference, the following risk factors should be considered carefully in evaluating our business before purchasing the shares offered in this Prospectus.

                    RISKS RELATED TO OUR FINANCIAL CONDITION

IF WE ARE UNABLE TO OBTAIN ADDITIONAL FUNDS WE MAY HAVE TO SIGNIFICANTLY CURTAIL THE SCOPE OF OUR OPERATIONS AND ALTER OUR BUSINESS MODEL.

We do not believe that our currently available financing will be adequate to sustain operations at current levels through the third quarter of 2003 unless new financing is arranged. Although, from May 10, 2002 through March 31, 2003, we have completed new financings in which we have received an aggregate of approximately $8.7 million, exceeding the initial $5 million letter agreement commitment discussed more fully in Recent Developments, we do not know if we will succeed in raising additional funds through further offerings of debt or equity. We must ultimately achieve profitability for our business model to succeed. Prior to accomplishing this goal, we believe that we will need to arrange additional financing of at least $10 million to sustain our operations for the next twelve months. There can be no assurance that subsequent additional financings will be made available to the Company on a timely basis or that the additional capital that the Company requires will be available on acceptable terms, if at all. The terms of a subsequent financing may involve a change of control, require stockholder approval, and/or require the Company to obtain waivers of certain covenants that are contained in existing agreements.

As of March 31, 2003 our cash on hand was $294,000. We are actively engaged in seeking additional financing in a variety of venues and formats and we continue to impose actions designed to minimize our operating losses. We would consider strategic opportunities, including investment in the Company, a merger or other comparable transaction, to sustain our operations. We do not currently have any agreements in place with respect to any such strategic opportunity, and there can be no assurance that such opportunity will be available to us on acceptable terms, or at all. If additional financing is not available when required or is not available on acceptable terms, or we are unable to arrange a suitable strategic opportunity, it will place the Company in significant financial jeopardy and we may be unable to continue our operations at current levels, or at all.

OUR INDEPENDENT AUDITORS HAVE STATED THAT OUR RECURRING LOSSES FROM OPERATIONS AND OUR WORKING CAPITAL AND ACCUMULATED DEFICITS RAISE SUBSTANTIAL DOUBT ABOUT OUR ABILITY TO CONTINUE AS A GOING CONCERN.

The report of KPMG LLP dated February 7, 2003, except Note 20 which is as of March 24, 2003, covering the December 31, 2002 consolidated financial statements contains an explanatory paragraph that states that our recurring losses from operations and working capital deficit and accumulated deficit raise substantial doubt about our ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty. We will need to raise more money to continue to finance our operations. We may not be able to obtain additional financing on acceptable terms, or at all. Any failure to raise additional financing will likely place us in significant financial jeopardy.

OUR PRIOR ANNOUNCEMENT THAT WE WOULD BE WINDING DOWN OUR BUSINESS OPERATIONS MAY HAVE A DETRIMENTAL EFFECT ON OUR BUSINESS.

During the first quarter of fiscal year 2002, our financial condition and availability of operating funds deteriorated significantly, to the point that in early April 2002, it was determined that we would need to curtail our business operations and possibly consider filing for bankruptcy protection. We announced that our financial condition had reached a critical point in mid-April 2002 at which time we publicly announced and began the process of furloughing employees as a part of the winding down of our business operations. We had announced that the complete cessation of our business operations was a likely possibility at that time. Subsequently, in May of 2002, before we finalized the winding down process, we received a commitment for sufficient additional financing to allow us to resume our operations. The winding down of operations and the subsequent recommencement of our business did not have a materially adverse effect on the majority of our relationships with suppliers and customers, however, we did encounter certain non-recurring costs associated with the restart of operations in our second quarter of 2002 and expect that these costs will continue through mid-2003. Additionally, we experienced certain instances of delays in obtaining materials required for our manufacturing processes as a result of the need to develop payment arrangements with vendors concerned about our financial stability. Most of our supply arrangements with our materials vendors are currently on a cash-only basis, and some require the repayment of past due amounts in addition to payment for current orders. Although to date we have not seen a significant adverse effect from our prior announcement of winding down and our subsequent recommencement of our business, there can be no assurance that it will not have an adverse effect on our future revenues and customer base. If we are unable to re-establish our manufacturing efficiency, including the ability to procure an orderly flow of manufacturing materials and supplies, we may subsequently have difficulty fulfilling orders and maintaining customers.

OUR FINANCIAL CONDITION HAS ADVERSELY AFFECTED OUR ABILITY TO PAY SUPPLIERS, SERVICE PROVIDERS AND LICENSORS ON A TIMELY BASIS WHICH MAY JEOPARDIZE OUR ABILITY TO CONTINUE OUR OPERATIONS AND TO MAINTAIN LICENSE RIGHTS NECESSARY TO CONTINUE SHIPMENTS AND SALES OF OUR PRODUCTS.

We have engaged in negotiations with our creditors to restructure and reschedule our payment of certain obligations. On February 12, 2002, we closed a restructuring of approximately of $1.7 million of our trade debt, including approximately $1.0 million of royalty obligations, pursuant to which 27 creditors agreed to discharge such debt and minimum royalty obligations in exchange for a total of approximately 47,000 shares of our common stock. As of March 31, 2003, our accounts payable totaled $3.4 million, of which $3.1 million was over 60 days old. We currently have primarily cash-only arrangements with suppliers and certain arrangements require that we pay down certain outstanding amounts due when we make a current payment. These past due payments vary monthly depending on the items purchased and range from approximately $50,000 to $200,000 per month. As of March 31, 2003, we have accrued an aggregate of approximately $464,000 in royalty obligations to our key patent licensors, of which approximately $242,000 were past due. Although we anticipated that past due royalties could be brought current by the end of 2002 under agreed payment plans, we have been unable to remain current on our royalty payment obligations through March 31, 2003. The licenses attributable to past due royalty payments relate to technology utilized in both our urine EIA screening test and our supplemental urine and serum tests. Because of the interdependence of the screening and supplemental tests in our testing algorithm, the inability to use any one of the patents could result in the disruption of the revenue stream from all of our products. If we are unable to obtain additional financing on timely and acceptable terms, our ability to make payment on past due negotiated royalty obligations, make timely payments to our critical suppliers, service providers and to licensors of intellectual property used in our products will be jeopardized and we may be unable to obtain critical supplies and services and to maintain licenses necessary for us to continue to manufacture, ship and sell our products. With one exception, we have not made any royalty payments since year-end 2002. We have entered into a payment arrangement with one of our patent licensors under which we had agreed to pay approximately $42,000 by June 30, 2003. We made that payment as required.

Additionally, certain vendors and service providers with whom we have not currently arranged payment plans have or may choose to bring suit against the Company to recover amounts they deem owing. While we may dispute these claims, should the creditor prevail and if additional financing is not available when required or is not available on acceptable terms, the Company will be placed in significant financial jeopardy and we may be unable to continue our operations at current levels, or at all. Further, as described in Legal Proceedings, we have reached a settlement agreement that requires a total payout of $463,000 for prior legal services beginning with a $50,000 payment due on June 15, 2003, which we made. The terms of the settlement require a payment of $20,000 per month plus a percentage of our net financings. There are certain exceptions that may delay the payments subsequent to June 15, 2003 for up to 3 months, but should we default on the payment plan, the creditor may exercise a stipulated judgement against us, and if so, the Company may be placed in significant financial jeopardy and we may be unable to continue our operations at current levels, or at all.


THE COMPANY AND THE PRICE OF OUR SHARES MAY BE ADVERSELY AFFECTED BY THE PUBLIC SALE OF A SIGNIFICANT NUMBER OF THE SHARES ELIGIBLE FOR FUTURE SALE.

At March 31, 2003, approximately 7.1 million or 90% of the outstanding shares of our common stock were freely tradable. Sales of common stock in the public market could materially adversely affect the market price of our common stock. Such sales also may inhibit our ability to obtain future equity or equity-related financing on acceptable terms.

From inception through March 31, 2003, the Company has issued approximately 7.9 million shares and raised approximately $99 million. At a Special Meeting of Stockholders on February 14, 2003, our stockholders approved an increase in the number of authorized shares of the Company`s common stock from 200 million to 800 million. The continuing need to raise additional funds through the sale of equity in the Company will likely result in the issuance of a significant number of shares of common stock in relation to the number of shares currently outstanding. At our Annual Meeting of Stockholders held on May 20, 2003, our stockholders approved a 1:30 reverse split of our common stock, which has resulted in our having over 700 million authorized shares potentially available for future sale. In the past, we have raised money through the sale of shares of our common stock or through debt instruments that may convert into shares of our common stock at a discount to the current market price. Such arrangements have included the private sale of shares to investors on the condition that we register such shares for resale by the investors to the public. These arrangements have taken various forms including private investments in public equities or "PIPE" transactions, equity lines of credit, and other transactions summarized in the table included in the Recent Developments section of this document.

We will continue to seek financing on an as-needed basis on terms that are negotiated in arms-length transactions. Moreover, the perceived risk of dilution may cause our existing stockholders and other holders to sell their shares of stock, which would contribute to a decrease in our stock price. In this regard, significant downward pressure on the trading price of our stock may also cause investors to engage in short sales, which would further contribute to significant downward pressure on the trading price of our stock.

WE HAVE INCURRED LOSSES IN THE PAST AND WE EXPECT TO INCUR LOSSES IN THE FUTURE.

We have incurred losses in each year since our inception. Our net losses for the quarter ended March 31, 2003 and for the year ended December 31, 2002 were $6.4 million and $13.3 million, respectively, and our accumulated deficit at March 31, 2003 was $107.8 million. We expect operating losses to continue for at least the next several quarters as we continue our marketing and sales activities for our FDA-approved products and conduct additional research and development for product and process improvements and clinical trials on potential new products.

RISKS RELATED TO OUR RECENT FINANCINGS -- OUR EQUITY LINE OF CREDIT WITH TOWNSBURY AND THE CONVERTIBLE DEBENTURES AND WARRANTS AGREEMENT WITH BRISTOL AND
                          THE OTHER RECENT FINANCINGS

WE MAY BE IN DEFAULT IN PAYMENT OF PRINCIPAL AND INTEREST UNDER THE TERMS OF OUR PREVIOUSLY ISSUED 8% CONVERTIBLE NOTES.

On February 14, 2003 we completed the registration process for $525,000 of the Bristol Debentures, and this is the registration statement for the shares of our common stock underlying our Other Recent Financings. As described more completely in footnote 3 to the Recent Financings table in Recent Developments, many of these financings have requirements for registration and impose liquidated damages for delays beyond 30 days from the transaction date allowed for filing a registration statement or 90 days for the registration to be declared effective. Additionally, the holders of the original face value of $3,125,000 of the 8% Convertible Notes have the right to demand immediate repayment of the outstanding principal balance plus accrued interest due to the non-registration of the underlying shares. Although none of the holders has demanded repayment, we may be required to repay the outstanding balance of approximately $2.8 million. Further, $2,225,000 original face value of the convertible notes may have become eligible for resale under Rule 144 on May 24, 2003. The convertible note transactions generally require liquidated damages at the rate of 2% of the original principal balance for each month`s delay. The PIPE financing at $0.05 per share requires liquidated damages at the rate of 8,333 shares of Calypte common stock for each 10 days of delay. In most instances, the investor has the option of receiving liquidated damages in either cash or the Company`s common stock, although the PIPE financing agreement specifies damages to be paid in stock. Liquidated damages attributable to registration delays on the convertible notes and debentures continue to accrue at a rate of approximately $63,000 per month plus 25,000 shares attributable to the PIPE transaction.

OUR "RECENT FINANCINGS" AND THE ISSUANCE OF SHARES PURSUANT TO THE "RECENT FINANCINGS" MAY CAUSE SIGNIFICANT DILUTION TO OUR STOCKHOLDERS AND MAY HAVE A NEGATIVE IMPACT ON THE MARKET PRICE OF OUR COMMON STOCK.

The resale by the investors providing Recent Financings of the common stock that they purchase from us has increased and will continue to increase the number of our publicly traded shares, which could put downward pressure on the market price of our common stock. As of March 31, 2003, of the 7.9 million shares outstanding, approximately one-third have been issued pursuant to these recent financings.

There are currently no funded or registrable amounts available to us under the terms of the Bristol convertible debentures and warrants agreements and only an insignificant amount of registered shares remaining under the Townsbury equity line agreement, which expires in October 2003. However, the investors that have provided Other Recent Financings, with agreements in place, have the ability to convert their Notes and Debentures, and their related warrant shares, into approximately an additional 21.5 million shares based upon the market price of our common stock as of March 31, 2003. Additionally, through March 31, 2003, the Company has issued approximately 740,000 restricted shares of common stock to these investors. The common stock and the common stock underlying the notes and debentures issued to the investors providing Other Recent Financings are subject to this registration statement and may be subject to Rule 144, and $2,225,000 million original face value of Other Recent Financings had been held for one year on May 24, 2003. All of the agreements include ownership limitations by the investors that would prohibit a change of control. None of the Other Recent Financings permit ownership by the respective investors of more than 9.9% of the Company`s outstanding stock without the Company`s agreement. These notes and debentures are convertible at discounts to the market price of our common stock.

If investors convert the shares underlying their securities when our stock price is low, our existing stockholders would experience substantial dilution.

Refer to the table in "Recent Developments" for a summary of potential dilution as of the most recent practicable date by type of security.

Consequently, the issuance of shares to the investors described above on the conversion of their Notes and Debentures will dilute the equity interest of existing stockholders and, coupled with the registration of restricted shares, could have an adverse effect on the market price of our common stock. In addition, depending on the price per share of our common stock during the life of these financings, we may need to register additional shares for resale, which could have a further dilutive effect on the value of our common stock.

The perceived risk of dilution may cause our stockholders to sell their shares, which would contribute to a downward movement in the market price of our common stock. Moreover, the perceived risk of dilution and the resulting downward pressure on our stock price could encourage investors to engage in short sales of our common stock. By increasing the number of shares offered for sale, material amounts of short selling could further contribute to progressive price declines in our common stock.

WE CANNOT DETERMINE THE PRECISE AMOUNT BY WHICH THE INTERESTS OF OUR STOCKHOLDERS WILL BE DILUTED BY CONVERSIONS UNDER THE RECENT FINANCINGS BECAUSE THE NUMBER, SIZE AND THE TIMING OF DEBENTURE AND WARRANT CONVERSIONSDEPENDS UPON FACTORS NOT IN OUR CONTROL.

We have little discretion regarding the timing of conversion of the various convertible debenture and note instruments we have issued and the ultimate number of shares that we may have to issue upon their conversion. The investors who hold these notes and debentures will make conversion decisions based on their own investment strategies and requirements, which may not include consideration of the dilutive impact of their conversions. Accordingly, it may be difficult to predict the number of shares of our common stock that will be sold on the public market, which may adversely affect the market price of our common stock.

THE SALE OF MATERIAL AMOUNTS OF OUR COMMON STOCK COULD REDUCE THE PRICE OF OUR COMMON STOCK AND ENCOURAGE SHORT SALES.

As we issue shares of our common stock pursuant to the Recent Financings and the investors then resell the common stock, our common stock price may decrease due to the additional shares in the market. If the price of our common stock decreases, and if investors convert the notes or debentures and resell the stock they receive upon conversion as we either register the underlying shares or the underlying shares qualify for sale under Rule 144, we will be required to issue more shares of our common stock for any given dollar amount invested. This may encourage short sales, which could place further downward pressure on the price of our common stock.


BECAUSE THE INVESTORS IN THE RECENT FINANCINGS ARE RESIDENTS OF FOREIGN COUNTRIES, IT MAY BE DIFFICULT OR IMPOSSIBLE TO OBTAIN OR ENFORCE JUDGMENTS AGAINST THEM AND THE INVESTORS ARE ALSO SUBJECT TO UNITED STATES AND FOREIGN LAWS THAT COULD AFFECT OUR ABILITY TO ACCESS THE FUNDS.


The unaffiliated investors who have provided the Recent Financings are off-shore investors and a substantial portion of their assets are located outside of the United States. As a result, it may be difficult or impossible to effect service of process on the investors within the United States. It may also be difficult or impossible to enforce judgments entered against the investors in courts in the United States based on civil liability provisions of the securities laws of the United States. In addition, judgments obtained in the United States, especially those awarding punitive damages, may not be enforceable in foreign countries.

As overseas investment funds, the investors are also subject to United States and foreign laws regulating the international flow of currency over which we have no control and which could affect the availability of the funds. Any delay in our ability to receive funds under the Recent Financings when expected could prevent us from receiving necessary capital and place us in significant financial jeopardy.

WE HAVE OR MAY HAVE TO GRANT PARTIAL OR COMPLETE LIENS ON SUBSTANTIALLY ALL OF OUR ASSETS.

In the event of a default under the terms of financing agreements under which we grant such liens, the security holders can typically foreclose on the security interest in our assets. If this were to happen, we may be required to file a petition under Chapter 11 of the Bankruptcy Code seeking protection, or file Chapter 7 and liquidate.

                RISKS RELATED TO THE MARKET FOR OUR COMMON STOCK

A DECLINE IN THE MARKET PRICE OF OUR COMMON STOCK AFTER THE 1:30 REVERSE STOCK SPLIT MAY RESULT IN A GREATER PERCENTAGE DECLINE THAN WOULD HAVE OCCURED IN THE ABSENCE OF A REVERSE STOCK SPLIT, AND THE LIQUIDITY OF OUR COMMON STOCK COULD BE ADVERSELY AFFECTED FOLLOWING THE REVERSE STOCK SPLIT.

We have experienced a decline in the market price of our common stock following the effective date of the 1:30 reverse split. If the market price of our common stock continues to decline following the split, the percentage decline may be greater than would have occured in the absence of a reverse stock split. The market price of our common stock will, however, also be based on our performance and other factors, which are unrelated to the number of shares outstanding. Furthermore, although it does not appear to have done so at this time, the reduced number of shares outstanding after the reverse stock split could adversely affect the future liquidity of our common stock.

WE ARE UNCERTAIN HOW TRADING ON THE OVER THE COUNTER BULLETIN BOARD WILL AFFECT THE LIQUIDITY AND SHARE VALUE OF OUR STOCK.

Since July 13, 2001, our stock has traded on the Over-the-Counter Bulletin Board. Although the per share price of our common stock has declined since it was delisted from the Nasdaq SmallCap Market, trading volume in our stock, adjusted for the effect of the May 2003 1:30 reverse stock split, has increased. We are uncertain, however, about the long-term impact, if any, on share value as a result of trading on the Over-the-Counter Bulletin Board.

THE PRICE OF OUR COMMON STOCK HAS BEEN HIGHLY VOLATILE DUE TO SEVERAL FACTORS WHICH WILL CONTINUE TO AFFECT THE PRICE OF OUR STOCK.

Our common stock has traded as low as $0.36 per share and as high as $12.90 per share in the twelve months ended March 31, 2003. We believe that some of the factors leading to the volatility include:

     o price and volume fluctuations in the stock market at large which do not relate to our operating performance;

     o   fluctuations in our operating results;

     o   concerns about our ability to finance our continuing operations;

     o financing arrangements, including the Recent Financings, which may require the issuance of a significant number of shares in relation to the number of shares currently outstanding;

     o announcements of technological innovations or new products which we or our competitors make;

     o   FDA and international regulatory actions;

     o availability of reimbursement for use of our products from private health insurers, governmental health administration authorities and other third-party payors;

     o   developments with respect to patents or proprietary rights;

     o   public concern as to the safety of products that we or others develop;

     o   changes in health care policy in the United States or abroad;

     o changes in stock market analysts` recommendations regarding Calypte, other medical products companies or the medical product industry generally;

     o   fluctuations in market demand for and supply of our products; and

     o   certain world conditions, such as SARS or conflict in the Middle East.

OUR ISSUANCE OF WARRANTS, OPTIONS AND STOCK GRANTS TO CONSULTANTS FOR SERVICES MAY HAVE A NEGATIVE EFFECT ON THE TRADING PRICE OF OUR COMMON STOCK.

During 2002, we issued approximately 1.7 million shares of our common stock pursuant to warrants, options, and stock bonus grants as compensation to consultants, and, through March 31, 2003, we have subsequently issued warrants and stock bonuses for approximately 3.2 million additional shares. As we continue to look for ways to minimize our use of cash while obtaining required services, we plan to issue additional warrants and options at or below the current market price and make additional stock bonus grants. In addition to the potential dilutive effect of a large number of shares and a low exercise price for the warrants and options, there is the potential that a large number of the underlying shares may be sold on the open market at any given time, which could place downward pressure on the trading price of our common stock.

OUR COMMON STOCK IS SUBJECT TO THE "PENNY STOCK" RULES OF THE SEC AND THE TRADING MARKET IN OUR SECURITIES IS LIMITED, WHICH MAKES TRANSACTIONS IN OUR STOCK CUMBERSOME AND MAY REDUCE THE VALUE OF AN INVESTMENT IN OUR STOCK.

Shares of our common stock are "penny stocks" as defined in the Exchange Act, which are traded in the Over-The-Counter Market on the OTC Bulletin Board. As a result, investors may find it more difficult to dispose of or obtain accurate quotations as to the price of the shares of the common stock being registered hereby. In addition, the

"penny stock" rules adopted by the Commission under the Exchange Act subject the sale of the shares of our common stock to certain regulations which impose sales practice requirements on broker/dealers. For example, brokers/dealers selling such securities must, prior to effecting the transaction, provide their customers with a document that discloses the risks of investing in such securities. Included in this document are the following:

     o the bid and offer price quotes in and for the "penny stock", and the number of shares to which the quoted prices apply.

     o   The brokerage firm`s compensation for the trade.

     o The compensation received by the brokerage firm`s sales person for the trade.

In addition, the brokerage firm must send the investor:

     o a monthly account statement that gives an estimate of the value of each "penny stock" in the investor`s account.

     o   a  written  statement  of  the  investor`s   financial  situation  and
          investment goals.

Legal remedies, which may be available to you as an investor in "penny stocks", are as follows:

     o if "penny stock" is sold to you in violation of your rights listed above, or other federal or states securities laws, you may be able to cancel your purchase and get your money back.

     o if the stocks are sold in a fraudulent manner, you may be able to sue the persons and firms that caused the fraud for damages.

     o if you have signed an arbitration agreement, however, you may have to pursue your claim through arbitration.

If the person purchasing the securities is someone other than an accredited investor or an established customer of the broker/dealer, the broker/dealer must also approve the potential customer`s account by obtaining information concerning the customer`s financial situation, investment experience and investment objectives. The broker/dealer must also make a determination whether the transaction is suitable for the customer and whether the customer has sufficient knowledge and experience in financial matters to be reasonably expected to be capable of evaluating the risk of transactions in such securities. Accordingly, the Commission`s rules may limit the number of potential purchasers of the shares of our common stock.

Resale restrictions on transferring "penny stocks" are sometimes imposed by some states, which may make transactions in our stock more difficult and may reduce the value of the investment. Various state securities laws pose restrictions on transferring "penny stocks" and as a result, investors in our common stock may have the ability to sell their shares of our common stock impaired.

                          RISKS RELATED TO OUR BUSINESS

OUR CUSTOMERS MAY NOT BE ABLE TO SATISFY THEIR CONTRACTUAL OBLIGATIONS AND WE MAY NOT BE ABLE TO DELIVER OUR PRODUCTS AS A RESULT OF THE IMPACT OF CONDITIONS SUCH AS SEVERE ACUTE RESPIRATORY SYNDROME ("SARS").

Our expected first quarter 2003 shipment of urine HIV screening tests to our distributor in the People`s Republic Of China was delayed, in part, as a result of the impact of SARS in that country. Our distributor has reported that both potential patients and medical personnel are reluctant to visit or report for work at hospitals, clinics and other sites for fear of contracting or spreading SARS and, consequently, both diagnostic and therapeutic procedures are being postponed. Additionally, governmentally-imposed facility closures and quarantine restrictions are disrupting the ability of the distributor to receive and distribute our HIV tests. This situation may continue for some time in both China and elsewhere as emphasis is temporarily directed at containing and/or preventing the spread of SARS. Although SARS also prevented us from completing the anticipated shipment to our distributor during the second quarter of 2003, our distributor has recently requested that we proceed with the shipment now that it appears that the SARS problem has dissipated.

Our business model and current revenue forecasts call for a significant expansion of sales to our distributor in the Peoples` Republic of China, in accordance with the requirements of the distribution contract. Additionally, we project a significant level of sales of our product in Africa upon successful completion of the product evaluation. Should conditions beyond our control, such as SARS, redirect attention more than temporarily from the worldwide HIV/AIDS epidemic, our customers` ability to meet their contractual purchase obligations or our ability to supply product internationally for either evaluation or commercial use may prevent us from achieving the revenues we have projected. As a result, we may have to seek additional financing beyond that which we have projected, which may not be available on the timetable required or on acceptable terms, or we may have to curtail our operations, or both.

OUR QUARTERLY RESULTS MAY FLUCTUATE DUE TO CERTAIN REGULATORY, MARKETING AND COMPETITIVE FACTORS OVER WHICH WE HAVE LITTLE OR NO CONTROL.

The factors listed below, some of which we cannot control, may cause our revenues and results of operations to fluctuate significantly:

     o actions taken by the FDA or foreign regulatory bodies relating to our products;

     o the extent to which our products and our HIV and STD testing service gain market acceptance;

     o   the timing and size of distributor purchases;

     o   introductions of alternative means for testing for HIV by competitors;
          and

     o customer concerns about the stability of our business which could cause them to seek alternatives to our product.

WE HAVE LIMITED EXPERIENCE SELLING AND MARKETING OUR HIV-1 URINE-BASED SCREENING TEST.

Our urine-based products incorporate a unique method of determining the presence of HIV antibodies and we have limited experience marketing and selling them either directly or through our distributors. Calypte`s success depends upon the ability of domestic marketing efforts to penetrate expanded markets and upon alliances with third-party international distributors. There can be no assurance that:

     o   our direct selling efforts will be effective;

     o we will obtain any expanded degree of market acceptance among physicians, patients or health care payors; or others in the medical or public health community which are essential for expanded market acceptance of the products;

     o   our international  distributors will successfully market our products;
          or

     o if our relationships with distributors terminate, we will be able to establish relationships with other distributors on satisfactory terms, if at all.

We have had FDA approval to market our urine HIV-1 screening and supplemental tests in the United States and have been marketing these products since 1998. We have achieved market penetration within the domestic life insurance industry. Based upon our internal estimates, we believe that as of the end of 2002, out of approximately 7.1 million HIV-1 tests given by the domestic life insurance industry in 2002, approximately 0.6 million were administered with our urine based tests. However, we have not achieved significant market penetration in domestic public health agency or international markets. A disruption in our distribution, sales or marketing network could reduce our sales revenues and cause us to either cease operations or expend more resources on market penetration.

OUR DISTRIBUTION AND SALES NETWORK FOR U.S. HOSPITALS, AND PUBLIC AND PRIVATE HEALTH MARKETS HAS THUS FAR FAILED TO YIELD SIGNIFICANT SALES AND REVENUES.

Domestic health agencies are a fragmented marketplace with many small outlets which makes achieving market acceptance difficult. Because we lack sufficient working capital, we have experienced difficulty in penetrating independent public and private health markets as they require direct selling efforts. Initially, we entered into a distribution agreement with a distributor of medical products to domestic healthcare markets, who encountered significant obstacles due to the fragmented nature of the domestic health care market place. We terminated the distribution agreement and have expanded our own direct sales force in an effort to better penetrate the domestic healthcare markets and, in conjunction with other business partners, have re-launched Sentinel. If our efforts to market our products to domestic hospitals and public and private health organizations fail to yield significant amounts of revenue, we may have to cease operations.

WE DEPEND UPON THE VIABILITY OF THREE PRIMARY PRODUCTS -- OUR HIV-1 URINE-BASED SCREENING TEST AND OUR URINE AND BLOOD BASED SUPPLEMENTAL TESTS.

Our HIV-1 urine-based screening test and urine and blood-based supplemental tests are our current products. Accordingly, we may have to cease operations if our screening and supplemental tests fail to achieve market acceptance or generate significant revenues.

WE HAVE EXPERIENCED A DECREASE IN THE SALE OF OUR CAMBRIDGE BIOTECH SERUM WESTERN BLOT TEST

Our Cambridge Biotech HIV-1 Serum Western Blot kit is the first of four supplemental blot tests for blood HIV-1 antibodies licensed by the FDA. The Western Blot test has been in commercial distribution for more than nine years. We sell the serum-based Western Blot test for HIV-1 as a supplemental test to HIV-1 screening test products made by other manufacturers. In the fiscal year ended December 31, 2002 and the three month period ended March 31, 2003, Western Blot sales accounted for 43% and 37% of our revenues, respectively. Western blot test sales to bioMerieux Inc. accounted for a total 17.5% of our sales revenues for 2002. Subsequent to our restart of operations in May 2002, we have not sold any of our Western Blot test to bioMerieux although we have signed several new customers, including Adaltis, Inc., which is a new distributor, and other smaller customers who previously purchased from bioMerieux and who now purchase directly from us. Although there is limited competition in the supplemental testing market and the cost and time attributed to the only known production process makes it unlikely that additional companies will seek to qualify and engage in the production of these supplemental tests, we have yet to regain our market share. Until this occurs, the loss in sales to bioMerieux will have a detrimental impact on our cash flow and may (1) delay or disrupt our plans to expand the Company`s business and (2) require us to raise additional equity capital, thereby further increasing dilution, which could place further downward pressure on the price of our common stock. A more complete discussion of our revenues and customers can be found in the "Customer Trends" section of Management`s Discussion and Analysis in our quarterly report on Form 10-QSB for the quarter ended March 31, 2003, which is incorporated by reference.

WE MAY EXPERIENCE A DECREASE IN THE SALES OF OUR HIV VIRAL LYSATE WHICH PREVIOUSLY ACCOUNTED FOR A MATERIAL AMOUNT OF OUR REVENUE.

Our HIV viral lysate is a component of the production of our Western Blot Supplemental tests. There is a limited demand for our HIV viral lysate, which we have in the past been able to sell to certain customers. The sale of viral lysate accounted for approximately 6% of our revenue in the fiscal year ended December 31, 2002, primarily all in the first quarter. We sold no lysaste in the first quarter of 2003. We believe that the revenue attributed to the sale of our HIV viral lysate in early 2002 resulted from our principal lysate customer stockpiling larger than normal quantities in light of our tenuous financial condition in an effort to avoid a potential interruption of supply. As a result of such stockpiling, we may continue to experience little or no sales of HIV viral lysate. However, as we view our HIV viral lysate as a manufacturing component, its sale is not considered to be a major contributor to our anticipated future revenue, but rather a supplemental revenue source.

WE MAY NOT BE ABLE TO SUCCESSFULLY DEVELOP AND MARKET NEW PRODUCTS THAT WE PLAN TO INTRODUCE.

We plan to develop other urine-based diagnostic products including a rapid HIV screening test and tests for other infectious diseases or health conditions. There are numerous developmental and regulatory issues that may preclude the introduction of these products into commercial sale. If we are unable to demonstrate the feasibility of these products or meet regulatory requirements with respect to their marketing, we may have to abandon them and alter our business plan. Such modifications to our business plan will likely delay achievement of milestones related to revenue increases and achievement of profitability.

OUR PRODUCTS DEPEND UPON RIGHTS TO TECHNOLOGY THAT WE HAVE LICENSED FROM THIRD PARTY PATENT HOLDERS AND THERE CAN BE NO ASSURANCE THAT THE RIGHTS WE HAVE UNDER THESE LICENSING AGREEMENTS ARE SUFFICIENT OR THAT WE CAN ADEQUATELY PROTECT THOSE RIGHTS.

We currently have the right to use patent and proprietary rights which are material to the manufacture and sale of our HIV-1 urine-based screening test under licensing agreements with New York University, Cambridge Biotech Corporation, Repligen Corporation, and the Texas A&M University System. We also have the right to use patent and proprietary rights material to the manufacture and sale of our HIV-1 serum-based supplemental test under a licensing agreement with National Institutes of Health. Although we have arranged payment plans with certain of the licensors in an effort to resolve past due balances owed under the license agreements, we have not been able to remain current on all of them. As of March 31, 2003 we had accrued an aggregate of approximately $242,000 in past due royalty obligations to our patent licensors. In the event our financial condition inhibits our ability to pay royalty payments due under our license agreements, our rights to use those licenses could be jeopardized. Specifically, during the 2002 calendar year and in the first quarter of 2002, revenues subject to the New York University, Cambridge Biotech, Repligen and Texas A&M license agreements were $1.5 million and $0.4 million, respectively, and revenues subject to the National Institutes of Health agreement were $2.0 million in calendar 2002 and $0.4 million in the first quarter of 2003. The loss of any of the foregoing licenses could have a materially adverse effect on our ability to continue to produce our products since the license agreements provide necessary proprietary processes or components for the manufacture of our products.

WE RELY ON SOLE SOURCE SUPPLIERS THAT WE CANNOT QUICKLY REPLACE FOR CERTAIN COMPONENTS CRITICAL TO THE MANUFACTURE OF OUR PRODUCTS.

Among the critical items we purchase from qualified sole source suppliers are various conjugates, fetal bovine serum, and HIV-positive and HIV-negative urine samples. Any delay or interruption in the supply of these or other sole source components could have a material adverse effect on us by significantly impairing our ability to manufacture products in sufficient quantities, particularly as we increase our manufacturing activities in support of commercial sales. In addition, if our financial condition reduces our ability to pay for critical components on a timely basis, our suppliers may delay or cease selling critical components to us, which could also impair our ability to manufacture. We typically do not have long-term supply agreements with these suppliers, instead using purchase orders to arrange for our purchases of materials.

WE HAVE LIMITED EXPERIENCE IN MANUFACTURING OUR PRODUCTS AND LITTLE EXPERIENCE IN MANUFACTURING OUR PRODUCTS IN COMMERCIAL QUANTITIES.

Our lack of working capital and turnover among our manufacturing personnel as a result of our wind-down and restart has resulted in material production difficulties in the past including problems involving:

     o   scaling up production of new products;

     o   developing market acceptance for new product;

     o   production yields;

     o   quality control and assurance;

     o   raw material supply; and

     o   shortages of qualified personnel.

These difficulties that we have experienced, and may experience in the future, could affect our ability to meet increases in demand should our products gain market acceptance and could impede the growth of our sales revenues.

THE SUCCESS OF OUR PLANS TO ENTER INTERNATIONAL MARKETS MAY BE LIMITED OR DISRUPTED DUE TO RISKS RELATED TO INTERNATIONAL TRADE AND MARKETING AND THE CAPABILITIES OF OUR DISTRIBUTORS.

We anticipate that international distributor sales will generate a significant portion of our revenues for the next several years. More specifically, in October 2002, we completed a new agreement for the distribution of our products in the Peoples` Republic of China that calls for minimum purchases of $3 million over the two-year term of the agreement, and which also provides for a two-year extension contingent upon the distributor`s performance. This agreement can be terminated by either party upon ninety days notice. Additionally, the Company has entered into a Memorandum of Understanding with Safe Blood for Africa Foundation. The memorandum serves as a non-binding understanding between the parties to enter into a formal distribution agreement whereby Calypte would appoint Safe Blood for Africa as its exclusive distributor (excluding the HIV-1 Serum Western Blot) for its in vitro diagnostic test kits for a period of ten years to all public and private entities whose primary activity is related to the collection and processing of human blood donations in sub-Saharan Africa. We believe that our urine-based test can provide significant benefits in countries that do not have the facilities or personnel to safely and effectively collect and test blood or other bodily fluid samples. However, sales to international customers in our fiscal year ended December 31, 2002 accounted for only 4% of our revenue, and only 1% of our revenue in the first quarter of 2003. A majority of the companies with which we compete in the sale of HIV screening tests actively market their diagnostic products outside of the U.S. In addition, as regulatory requirements for HIV screening tests outside the United States are less demanding than those of the FDA, we compete with our EIA products against a much wider range of competitors that may not be FDA approved. Manufacturers from Japan, Canada, Europe, and Australia offer a number of HIV screening tests in those markets including HIV-1/HIV-2 tests, rapid tests and other non-EIA format tests, which are not approved for sale in the U.S. market. There can be no assurance that our products will compete effectively against these products in foreign markets, or that these competing products will not achieve FDA approval. The following risks may limit or disrupt our international sales:

     o   the imposition of government controls (regulatory approval);

     o   export license requirements;

     o   political instability;

     o   trade restrictions;

     o   changes in tariffs;

     o difficulties in managing international operations (difficulty in establishing a relationship with a foreign distributor with the financial and logistical ability to maintain quality control of product);

     o   fluctuations in foreign currency exchanges rates;

     o   the financial stability of our distributors;

     o the financial capabilities of potential customers in lesser-developed countries or, alternatively, our inability to obtain approvals which would enable such countries access to outside financing, such as the World Bank;

     o the ability of our distributors to successfully sell into their contractual market territory or to successfully cover their entire territory;

     o the possibility that a distributor may be unable to meet minimum contractual commitments;

     o   establishing market awareness; and

     o external conditions such as regional conflicts or health crises resulting from SARS.

Some of our distributors have limited international marketing experience. There can be no assurance that these distributors will be able to successfully market our products in foreign markets. Any such failure will delay or disrupt our plans to expand the Company`s business.

WE FACE INTENSE COMPETITION IN THE MEDICAL DIAGNOSTIC PRODUCTS MARKET AND RAPID TECHNOLOGICAL ADVANCES BY COMPETITORS.

Competition in our diagnostic market is intense and we expect it to increase. The marketplace where we sell our products is divided into two categories: (i) screening, and (ii) supplemental testing. Within the United States, our competitors for screening tests include a number of well-established manufacturers of HIV tests using blood samples, plus at least one system for the detection of HIV antibodies using oral fluid samples sold by Orasure Technologies, Inc. In the supplemental testing category of the market, we offer the only FDA approved urine-based test as well as a blood-based test. Bio-Rad Laboratories, Inc. is the only other company that offers a supplemental blood test. In addition to our urine and blood-based confirmation test, Orasure also offers an oral mucosal transidate (saliva) based supplemental test that competes with our test. Many of our competitors have significantly greater financial, marketing and distribution resources than we do. Our competitors may succeed in developing or marketing technologies and products that are more effective than ours, including
Orasure`s  and  Med-Mira`s   recently-FDA  approved  rapid  blood  tests.  These
developments   could   render  our   technologies   or   products   obsolete  or
noncompetitive or otherwise affect our ability to increase or maintain our products` market share.

OUR ABILITY TO MARKET OUR PRODUCT DEPENDS UPON OBTAINING AND MAINTAINING FDA AND FOREIGN REGULATORY APPROVALS.

Numerous governmental authorities in the United States and other countries regulate our products. The FDA regulates our products under federal statutes and regulations related to pre-clinical and clinical testing, manufacturing, labeling, distribution, sale and promotion of medical devices in the United States. In addition, our facilities are inspected periodically by the FDA with regard to the sufficiency of our manufacturing records and production procedures and we must continue to satisfy the FDA`s concerns in order to avoid regulatory action against us.

If we fail to comply with FDA regulations, or if the FDA believes that we are not in compliance with such regulations, the FDA can:

     o   detain or seize our products;

     o   issue a recall of our products;

     o   prohibit marketing and sales of our products; and

     o assess civil and criminal penalties against us, our officers or our employees.

We also plan to sell our products in certain foreign countries where they may be subject to similar local regulatory requirements. The imposition of any of the sanctions described above could have a material adverse effect on us by delaying or reducing the growth in our sales revenue or causing us to expend more resources to penetrate our target markets. The regulatory approval process in the United States and other countries is expensive, lengthy and uncertain. We may not obtain necessary regulatory approvals or clearances in a timely manner, if at all. We may lose previously obtained approvals or clearances or fail to comply with regulatory requirements. The occurrence of any of these events would be likely to have a material adverse effect on Calypte by disrupting our marketing and sales efforts.

OUR RESEARCH AND DEVELOPMENT OF HIV URINE TESTS INVOLVES THE CONTROLLED USE OF HAZARDOUS MATERIALS.

There can be no assurance that the Company`s safety procedures for handling and disposing of hazardous materials such as azide will comply with applicable regulations. For example, azide, when present in high concentrations and not diluted with water, can have an explosive reaction. Azide is a chemical used as a preservative in our kits. In addition, we cannot eliminate the risk of accidental contamination or injury from these materials. We may be held liable for damages from such an accident and that liability could have a material adverse effect on the Company.

WE MAY NOT BE ABLE TO RETAIN OUR KEY EXECUTIVES AND RESEARCH AND DEVELOPMENT PERSONNEL.

As a small company, our success depends on the services of key employees in executive and research and development positions. The loss of the services of one or more of such employees could have a material adverse effect on us.

AS A SMALL MANUFACTURER OF MEDICAL DIAGNOSTIC PRODUCTS, WE ARE EXPOSED TO PRODUCT LIABILITY AND RECALL RISKS FOR WHICH INSURANCE COVERAGE IS EXPENSIVE, LIMITED AND POTENTIALLY INADEQUATE.

We manufacture medical diagnostic products, which subjects us to risks of product liability claims or product recalls, particularly in the event of false positive or false negative reports. A product recall or a successful product liability claim or claims that exceed our insurance coverage could have a material adverse effect on us. We maintain a $10,000,000 claims made policy of product liability insurance. However, product liability insurance is expensive. In the future we may not be able to obtain coverage on acceptable terms, if at all. Moreover, our insurance coverage may not adequately protect us from liability that we incur in connection with clinical trials or sales of our products.

OUR CHARTER DOCUMENTS MAY INHIBIT A TAKEOVER.

Certain provisions of our Certificate of Incorporation and Bylaws could:

     o discourage potential acquisition proposals (i.e. shareholder rights plan also known as a "poison pill");

     o   delay or prevent a change in control of Calypte;

     o diminish stockholders` opportunities to participate in tender offers for our common stock, including tender offers at prices above the then-current market price;

     o inhibit increases in the market price of our common stock that could result from takeover attempts; or

     o grant to the Board of Directors the discretionary right to designate specific rights and preferences of preferred stock greater than those of our common stock.

WE HAVE ADOPTED A STOCKHOLDER RIGHTS PLAN THAT HAS CERTAIN ANTI-TAKEOVER
EFFECTS.

On December 15, 1998, the Board of Directors of Calypte declared a dividend distribution of one preferred share purchase right ("Right") for each outstanding share of common stock of the Company. The dividend was payable to the stockholders of record on January 5, 1999 with respect to each share of common stock issued thereafter until a subsequent "distribution date" defined in a Rights Agreement and, in certain circumstances, with respect to shares of common stock issued after the Distribution Date.

The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company without conditioning the offer on the Rights being redeemed or a substantial number of Rights being acquired. However, the Rights should not interfere with any tender offer, or merger, which is approved by the Company because the Rights do not become exercisable in the event of an offer or other acquisition exempted by Calypte`s Board of Directors.

OUR BOARD OF DIRECTORS HAS CERTAIN DISCRETIONARY RIGHTS WITH RESPECT TO OUR PREFERRED SHARES THAT MAY ADVERSELY EFFECT THE RIGHTS OF OUR COMMON STOCKHOLDERS.

Our Board may, without shareholder approval, designate and issue our preferred stock in one or more series. Additionally, our Board may designate the rights and preferences of each series of preferred stock it designates which may be greater than the rights of our common stock. Potential effects on our common stock may include among other things:

     o   restricting dividends;

     o   dilution of voting power;

     o   impairment of liquidation rights; and

     o   delay or preventing a change in control of the Company.


                               RECENT DEVELOPMENTS

Calypte publicly announced on April 17, 2002 that it was winding down its operations as it did not have sufficient working capital or the necessary funds to continue with its business plan or operations. On May 9, 2002, the Company entered into a letter agreement with an independent investment group assigned the acronym Cataldo Investment Group ("CIG"), whereby the investors agreed to arrange for the investment of approximately $1.4 million within 90 days and an aggregate of at least $5 million over the next 12 months to fund Calypte`s operations. Accordingly, the Company restarted its operations.

The Company has aggregated all investments received from parties with whom it did not have financing agreements prior to its restart (e.g., other than Bristol Investment Fund and Townsbury Investments Limited) through May 10, 2003 under the heading "Other Recent Financings" to attribute them to the $5 million that was to be invested in the Company as set forth in the investment commitment letter by CIG. The Equity Line of Credit with Townsbury and the convertible debentures and warrants agreement with Bristol, together with Other Recent Financings through May

10, 2003 are our "Recent Financings". Approximately $9 million in investments and an additional $1.45 million in commitments (including $750,000 which is being funded and registered pursuant to and will be available within 5 days of the effective date of this registration statement) were attributed to our Recent Financings.

CIG is essentially a de facto entity comprised of a number of unaffiliated accredited investors assembled by Mr. Anthony Cataldo, the Company`s current executive chairman, to facilitate investments in the Company. Mr. Cataldo does not have an affiliation or any agreements with any of the individual investors that are categorized as CIG. As a condition precedent to the initial investment, Mr. Cataldo requested that he be appointed Executive Chairman in connection with the restart of the Company`s operation. Additionally, Mr. Cataldo was granted a temporary limited right on behalf of CIG to appoint new directors constituting a majority of the Board of Directors. During the time period of the right, Mr. Cataldo recommended the appointment of one director, as a result of the resignation of a director during the limited time period.

Mr. Paul Kessler, a Director of Bristol Investment Fund, Ltd., which was an investor in a company with which Mr. Cataldo had been previously affiliated, initially made the introduction of Mr. Cataldo to the Company as an existing security holder of the Company who was concerned about the Company winding down its business affairs and its investment (holdings) in the Company. Thereafter, Mr. Cataldo arranged for new financings, which were categorized under the heading Recent Financings, primarily the Other Recent Financings. Mr. Cataldo has disclaimed any affiliation or beneficial ownership with the individual investors that comprise CIG. To the best of the Company`s knowledge, the individual investors of CIG are not affiliated with each other. Mr. Cataldo was a designee of the investors chosen in light of the tenuous financial condition of the Company at the time of the new financing. He continues to actively pursue raising the necessary capital to fund the Company`s on-going operations.

There are no defined terms with respect to investments that have been or may be attributed to the Other Recent Financings and, as such, all financing arrangements must be negotiated on an individual basis. Since Other Recent Financings is used only as a heading to track the Company`s financings since the restart of its operations in May 2002, new investors who provide funds for the Company have been aggregated under this heading along with investors who provided the initial restart financing in May 2002. As noted above, the Company refers to this as Recent Financings. Each financing that has been aggregated as a part of Other Recent Financings has been the subject of a separate agreement between the Company and the investor. The Company`s Board of Directors has approved the terms of each transaction included in Other Recent Financings since the Company`s restart and has taken into account the merits of the specific transaction, the Company`s immediate and long-term requirements for cash, and alternatives, if any, available at the given time.

Mr. Cataldo was not a stockholder and had no previous contact with the Company prior to the announced wind-down of the business in April 2002. The independent members of the Company`s Board of Directors validated his references, determined that he had the skills required to perform as Chairman of the Company in its present condition, and offered him an agreement on May 10, 2002.

Mr. Cataldo has known certain investors or principals of certain investment funds that have provided financing that has been aggregated under Other Recent Financings prior to their investment in the Company and Mr. Cataldo`s association with the Company as a result of his business experience and his role in managing other companies. Specifically, Mr. Cataldo has known Mr. Paul Kessler, as described previously, through a previous company managed by Mr. Cataldo. Additionally, Mr. Cataldo has no beneficial ownership rights or affiliations with any of the individual investors that have provided financing included in Other Recent Financings. Mr. Cataldo has used his business relationships to locate potential accredited investors.

 Mr. Cataldo receives no consideration or payment from either the Company or investors as a result of any financing included in Other Recent Financings. Mr. Cataldo`s compensation is recited in his employment agreement.

To date, to the best of the Company`s knowledge, all investors that have provided financing included in Other Recent Financings are offshore investors. Additional new investors not providing a portion of the initial May 2002 or subsequent Other Recent Financings may provide financing in the future and be aggregated under the heading Other Recent Financings.

There can be no assurance that the terms of the additional capital that the Company requires will be made available to the Company on a timely basis and there can be no assurance that such capital will be available on acceptable terms, if at all. Any failure to secure additional financing on a timely basis will place the Company in significant financial jeopardy.

The following table summarizes Calypte`s financings from November 2001 through June 30, 2003. As noted previously, at our Annual Meeting of Stockholders held on May 20, 2003 our stockholders approved a 1:30 reverse split of our common stock. The split became effective on May 28, 2003. The trading price of our common stock following the reverse split may decline over time, and there can be no assurance that, should such a decline occur, the trading price for our stock after the reverse the split could not decrease to a level comparable to or lower than its pre-split basis. All references to our common stock in the table below, including closing market prices, the number of shares issued, or into which a security has been converted or shares currently issuable, reflect the post-split basis and refer to our common stock at its post-split $0.03 par value. The determination of shares currently issuable under the various convertible note or debenture agreements is based on the low trading prices or low closing bid prices assuming such shares had been issued upon a conversion at a date during the period between May 31 and June 30, 2003, and which includes the 20 trading day or 30 calendar day look-back period preceding the assumed conversion date, as specified in the respective agreements. Our stock traded between $0.25 and $0.57 during this period and the calculation of currently-issuable shares is based on the low trades or closing bid prices during this period. The Company believes that this approach to determining the number of shares currently issuable, which, in turn, is used to determine the number of shares to be registered, provides a reasonable estimate based on the trading characteristics of its stock preceding and subsequent to the effective date of the reverse split. (Table in thousands, except share price and per share data.)

                                                                                        CALYPTE        SHARES          SHARES
                                    CONVERSION      GROSS         NET      TRANSACTION   CLOSING        ISSUED/      CURRENTLY
INVESTOR (1)                         FEATURE        AMOUNT       AMOUNT       DATE        PRICE      $ REDEEMED     ISSUABLE (2)
------------                         -------        ------       ------       ----        -----      ----------     ------------
BRISTOL:                            Lesser of (i)   $   425                  2/11/02      $ 7.50      1,019.4/               0
12% CONVERTIBLE DEBENTURE              60% of the       100                  5/10/02      $ 0.90          $525
                                     average of 3   -------
                                          lowest    $   525      $  468
                                     closing bid    =======      ======
                                   prices for 22
                                  days preceding
                                   conversion of
                                       (ii)$1.50


Class A Warrant                    Lesser of (i)    $     0      $    0      2/11/02      $ 7.50             0            56.7
                                      70% of the
                                      average of
                                        lowest 3
                                         trading
                                   prices for 20
                                            days
                                       preceding
                                   conversion or
                                       (ii)$3.45

Class B Warrant                    Lesser of (i)    $     0      $    0      2/11/02      $ 7.50             0           400.0
                                      70% of the
                                      average of
                                        lowest 3
                                         trading
                                     pricing for
                                         20 days
                                       preceding
                                   conversion or
                                     (ii) $6.45.


                                                                                        CALYPTE        SHARES          SHARES
                                    CONVERSION      GROSS         NET      TRANSACTION   CLOSING        ISSUED/      CURRENTLY
INVESTOR (1)                         FEATURE        AMOUNT       AMOUNT       DATE        PRICE      $ REDEEMED     ISSUABLE (2)
------------                         -------        ------       ------       ----        -----      ----------     ------------
OTHER RECENT FINANCINGS: (3)
8% CONVERTIBLE NOTES                   Lesser of
Alpha Capital Aktiengesellshaft     (i) $3.00 or    $  500                  5/24/02       $3.60
Stonestreet Limited Partnership      (ii) 70% of    $  500                  5/24/02      $ 3.60
Filter International Ltd.         the average of    $  150                  5/24/02      $ 3.60      101.6/ $9
Camden International Ltd.           the 3 lowest    $  250                  5/24/02      $ 3.60      144.2/ $70
Camden International Ltd.             trades for    $  100                  5/24/02      $ 3.60
Domino International Ltd.                30 days    $  150                  5/24/02      $ 3.60      144.2/ $70
Thunderbird Global Corporation         preceding    $   75                  5/24/02      $ 3.60      101.6/ $15
BNC Bach International Ltd.           conversion    $  200                  5/24/02      $ 3.60      101.1/ $24
Excalibur Limited Partnership                       $  200                  5/24/02      $ 3.60      137.1/ $100
Standard Resources Ltd.                             $  100                  5/24/02      $ 3.60      101.6/ $13
SDS Capital International Ltd.                      $  300                  7/10/02      $10.20
Camden International Ltd.                           $  100                  7/10/02      $10.20
Excalibur Limited Partnership                       $  250                  7/24/02      $ 6.60
Stonestreet Limited Partnership                     $  250                  8/21/02      $ 3.90
Alpha Capital Aktiengesellshaft                     $  107                   5/9/03      $ 0.63
                                                    ------
                                                    $3,232      $2,594                                                14,571.5
                                                    ======      ======                                                ========

8% CONVERTIBLE DEBENTURES
Su So                                 80% of the    $  100      $   90      6/17/02      $ 4.20     36.7 (4)/                0
                                    lower of the                                                          $100
                                         average
                                     closing bid
                                    or trade
                                  price for the
                                          5 days
                                       preceding
                                     conversion,
                                    but not less
                                      than $3.00

Jason Arasheben                       70% of the    $  100      $   90      7/03/02      $ 8.10      15.8 (4)/               0
                                    lower of the                                                          $100
                                         average
                                     closing bid
                                        or trade
                                  price for the
                                          5 days
                                       preceding
                                     conversion,
                                    but not less
                                      than $3.00

                                                                                        CALYPTE        SHARES          SHARES
                                    CONVERSION      GROSS         NET      TRANSACTION   CLOSING        ISSUED/      CURRENTLY
INVESTOR (1)                         FEATURE        AMOUNT       AMOUNT       DATE        PRICE      $ REDEEMED     ISSUABLE (2)
------------                         -------        ------       ------       ----        -----      ----------     ------------
10% CONVERTIBLE NOTE
BNC Bach International Ltd.           50% of the    $  150      $  150      5/14/02        $4.20        0/$24           741.7
(Note: on 7/14/02 the maturity      average of 3                                       $10.80 on
date was extended until                   lowest                                         7/14/02;
12/31/02; on December 27,            closing bid                                       $ 1.92 on
2002, the maturity date was        prices for 22                                        12/27/02;
extended until January 15,                  days                                       $ 1.80 on
2003; on January 15, 2003 the          preceding                                       1/15/03;
maturity date was extended            conversion                                       $1.50  on
until March 17, 2003, on March                                                           3/17/03;
17, 2003 the maturity date was                                                         $ 0.99 on
extended until April 4, 2003;                                                              4/2/03
on April 2, 2003, the maturity                                                         $ 0.75 on
date was  extended until May                                                             4/30/03
5, 2003; on April 30, 2003,
the maturity date was
subsequently extended until
May 10, 2004)(7)

12% CONVERTIBLE DEBENTURES
Mercator Momentum Fund, L.P.          85% of the    $  550      $  345(5)   9/12/02    $ 3.00          500 (4)/       8,022.3
($2,000 total commitment)             average of                                                        $  0
                                    the 3 lowest
                                         trading
                                      prices for
                                          the 20
                                    trading days
                                       preceding
                                      conversion
                                             (8)

Mercator Momentum Fund, L.P.          80% of the    $  300      $  260     10/22/02    $ 3.90         0/ $300(6)            0
                                      average of
                                    the 3 lowest
                                         trading
                                      prices for
                                          the 20
                                    trading days
                                       preceding
                                     conversion,
                                    but not less
                                      than $1.50

Mercator Momentum Fund L.P.           70% of the    $  300      $  245      4/29/03    $0.825               0         1,461.2
                                      average of
                                    the 3 lowest
                                         trading
                                      prices for
                                          the 20
                                    trading days
                                       preceding
                                     conversion,
                                    but not more
                                      than $1.20

Mercator warrant                       $3.00 per    $    0      $    0     10/22/02    $ 3.90               0           100.0
                                           share


                                                                                        CALYPTE        SHARES          SHARES
                                    CONVERSION      GROSS         NET      TRANSACTION   CLOSING        ISSUED/      CURRENTLY
INVESTOR (1)                         FEATURE        AMOUNT       AMOUNT       DATE        PRICE      $ REDEEMED     ISSUABLE (2)
------------                         -------        ------       ------       ----        -----      ----------     ------------
10% CONVERTIBLE DEBENTURES
Mercator Focus Fund, L.P.             80% of the    $1,000      $  510      1/13/03    $ 1.95               0         4,261.8
                                      average of                   (6)
                                    the 3 lowest
                                         trading
                                      prices for
                                          the 20
                                    trading days
                                       preceding
                                     conversion,
                                    but not more
                                      than $3.00

Mercator Momentum Fund, L.P.          80% of the    $  450      $  440      1/29/03    $ 1.68               0         1,917.8
                                      average of
                                    the 3 lowest
                                         trading
                                      prices for
                                          the 20
                                    trading days
                                       preceding
                                     conversion,
                                    but not more
                                      than $3.00
Mercator Focus Fund, L.P.                           $  400                  3/13/03    $ 1.47               0         2,622.7
Mercator Momentum Fund III, L.P.      65% of the       100
                                      average of    ------
                                    the 3 lowest    $  500      $  400
                                         trading
                                      prices for
                                          the 20
                                    trading days
                                       preceding
                                     conversion,
                                    but not more
                                      than $2.10

PIPE AT $1.50 PER SHARE
Careen Ltd.                            $1.50 per    $  200      $  200      8/28/02    $ 4.80           183.3               0
Caledonia Corporate Group                  Share    $  200      $  200      8/28/02    $ 4.80           183.3               0
Limited

TOWNSBURY EQUITY LINE
November  2001 to December  31,          88% of     $3,359      $3,176    Sixteen                       855.8             0.6
2002                                     volume                            draws
                                       weighted
                                        average
                                   price during
                                      draw down
                                        pricing
                                         period

Townsbury Warrant - repriced          $0.45 per     $   63      $   63      5/10/02    $ 0.03           139.8               0
from $8.10 per share on 5/10/02           share


      (1) The Bristol debentures and warrants and all of the Other Recent Financings were issued under exemptions provided by Regulation S. The Company could issue no shares under the equity line with Townsbury until it had completed an effective registration for the underlying shares. The warrants issued to Townsbury were issued under an exemption provided by Regulation S.

       (2) This figure does not represent the number of shares being registered. As more fully discussed in DESCRIPTION OF THE SECURITIES herein, certain of the Recent Financings agreements require that the Company register a multiple of the potentially issuable shares and certain potentially issuable shares cannot be registered until the related financing instrument is at market risk. Additionally, there are ownership limitations in all of the Recent Financings agreements that would preclude many of the investors from converting their entire position at one time. For illustrative purposes only, this table is prepared based on the investor commitment indicated and assumes conversions based on market prices during the period May 31 through June 30, 2003, as described above. The market prices of Calypte stock on May 31, 2003 and June 30, 2003 were $0.41 per share and $0.28 per share, respectively. The low market price, as defined in the various agreements, during this period was approximately $0.147 per share at 50%, $0.205 per share at 70%, $ 0.235 at 80%, and $0.191 at 65% based on lowest trading prices in the previous 20 to 30 business days, and $0.204 per share at 60% based on the average of the three lowest closing bid prices for the 22 trading days prior to the assumed conversion during this period.

       (3) On February 14, 2003 the registration statement for $525,000 of the Bristol Debentures became effective. This registration statement includes shares underlying the Other Recent Financings and certain of the securities may become eligible for resale under Section 144 shortly. Many of these financings have requirements for registration and impose liquidated damages for delays beyond 30 days from the transaction date allowed for registration. The convertible note transactions generally require liquidated damages at the rate of 2% of the original principal balance for each month`s delay. The PIPE financing at $1.50 per share requires liquidated damages at the rate of 8,333 shares of Calypte common stock for each 10 days of delay beginning November 27, 2002. As of February 14, 2003, the Company had incurred approximately $122,000 in liquidated damages resulting from the delay in registration of the Bristol Debentures and, as of June30, 2003, approximately $737,000in liquidated damages attributable to the delay in the registration of the remaining financings. In most instances, the investor has the option of receiving liquidated damages in either cash or the Company`s common stock, although the PIPE financing agreement specifies damages to be paid in stock. As of June 30, 2003, all of the registration penalty provisions have been triggered. Through June 30, 2003, the Company has issued approximately 257,000 shares of its common stock in payment of liquidated damages. Based on current prices, the payment of liquidated damages in stock as of June 30, 2003 would require the Company to issue approximately 3.6 million shares of its common stock. Liquidated damages attributable to registration delays on the convertible notes and debentures continue to accrue at a rate of approximately $63,000 per month (or approximately 307,000 shares at current prices) plus approximately 80,000 shares attributable to the PIPE and Mercator convertible debenture transactions. Additionally, the holders of the $3.125 million original face value of our 8% convertible notes now have the option, at any time, to require the redemption of the outstanding principal and any accrued interest as a result of the delay in registration of the notes.

       (4) Includes fee shares.

       (5) Reflects a 10% cash commitment fee on the entire $2 million commitment paid to The Mercator Group less additional fees and expenses. An additional $250,000 is available upon the filing of this registration statement and an additional $500,000 within 5 days following its effectiveness. The remaining $700,000 available under the commitment will be available upon the filing of another registration statement for the underlying shares after the debenture is at market risk.

       (6) In conjunction with the issuance of the $1 million 10% convertible debenture to Mercator Focus Fund, L.P., the Company used the proceeds to repay the $0.3 million outstanding principal balance of the 12% convertible debenture previously issued to Mercator Momentum Fund, L.P. plus accrued interest. The balance of costs incurred represents transactional and legal fees.

       (7) On April 30, 2003, when the market price of Calypte common stock was $0.75, the Company and BNC Bach amended the conversion price to eliminate a conversion price ceiling of $1.50 per share and to increase the discount applicable to the conversion price from 40% to 50%. In return for this modification of the conversion price, BNC Bach agreed to extend the maturity of the note until May 10, 2004.

       (8) On March 31, 2003, when the market price of Calypte Common Stock was $0.0295, the Company amended the conversion price to eliminate a conversion price floor of $0.05 per share in return for an extension of time in which to register the shares of common stock underlying the various Mercator financings.

WARRANTS AND STOCK GRANTS

Since its restart, the Company has entered into various contracts and agreements with consultants who have agreed to accept payment for their services in the form of warrants, options and/or stock grants. The Company has obtained various services under these arrangements, including legal, financial, business advisory, and other services including business introductions and arrangements with respect to potential domestic and international product placement and the development of potentially synergistic relationships with appropriate public service or other governmental and non-governmental organizations. The Company has generally issued the warrants at a discount to the then-current market price and has registered the shares underlying the warrants, options and stock grants on Form S-8 Registration Statements for resale by the consultants. The Company has, since its restart, issued approximately 7.7 million shares of its common stock as a result of warrant or option exercises and stock grants related to these consulting agreements, of which approximately 6.0 million shares have been issued during 2003.

In January and February 2003, the Company entered into new contracts and extended certain other contracts with existing consultants to perform services as described above. On February 14, 2003, when the market price of the Company`s stock was $2.01, the Company issued warrants exercisable at $1.50 per share and stock grants for an aggregate of 921,667 shares of its common stock as compensation for these services. The warrants were non-forfeitable and fully-vested at the date of issuance. By May 31, 2003, the consultants had exercised warrants to purchase all of the shares granted to them and the Company had received proceeds of $1.1 million.

During March 2003, when the market price of the Company`s stock ranged from $1.32 to $1.50 per share, the Company issued warrants exercisable at $0.75 per share and stock grants for an aggregate of 1,493,733 as compensation for services under new or extended contracts. The warrants were non-forfeitable and fully-vested at the date of issuance. By May 31, 2003, the consultants had exercised warrants to purchase all of the shares granted to them and the Company had received proceeds of approximately $0.9 million.

In April 2003, when the price of the Company`s stock ranged from $0.81 to $0.885 per share, the Company entered into additional contracts, extended certain contracts, and modified certain other contracts with existing consultants who agreed to settle a portion of the outstanding balance due for services under their contracts in stock. The Company issued warrants at $0.75 per share and stock grants for an aggregate of 1,590,600 shares of its common stock as compensation or settlement for these services. The warrants were non-forfeitable and fully-vested at the date of issuance. By May 31, 2003, the consultants had exercised warrants to purchase all of the shares granted to them and the Company had received proceeds of approximately $0.3 million.

In May 2003, when the price of the Company`s stock ranged from $0.552 to $0.576 per share, the Company again entered into new contracts, extended certain contracts, and modified certain other contracts with existing consultants who agreed to settle a portion of the outstanding balance due for services under their contracts in stock. The Company issued warrants at $0.30 per share and stock grants for an aggregate of 2,100,000 shares of its common stock as compensation or settlement for these services. The warrants were non-forfeitable and fully-vested at the date of issuance. At June 30, 2003, the consultants had exercised warrants to purchase all but approximately 23,000 of the shares granted to them and the Company had received proceeds of approximately $0.4 million.

The table below summarizes the services of our more significant consultants during 2003. All of the consultants have directly reported to, received direction from, and provided advice to our Executive Chairman.


------------------------------------------------------------------------------------------------------------
Consultant           Services Provided
------------------------------------------------------------------------------------------------------------
Leo van den Herik    Arranging distribution relationships for the Company`s products in Europe
------------------------------------------------------------------------------------------------------------
Jimmy Gonzalez       Business introductions and assistance with business development related to government-operated clinics
------------------------------------------------------------------------------------------------------------
George Furla         Research regarding venues for product advertising;
                     assistance in developing the Company`s marketing
                     strategy; researching potential strategic partners
------------------------------------------------------------------------------------------------------------
V. T. Franzke        General business advisory services, including
                     potential synergistic marketing relationship
                     introductions, such as for public service announcements
------------------------------------------------------------------------------------------------------------
Alfonso Saavedra     Facility evaluation and site searches involving
                     evaluation of present space and expansion needs;
                     introductions to potential grant sources
------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------
Consultant           Services Provided
------------------------------------------------------------------------------------------------------------
Sadegh Panahi        Arranging synergistic marketing relationship introductions
------------------------------------------------------------------------------------------------------------
Jeff Georgino        Advisory services related to business plan and acquisition strategy development and recruitment of Board members
------------------------------------------------------------------------------------------------------------
Howard Schraub       Assisting in locating foreign strategic partners
                     and international sales venues, developing marketing
                     strategies, and advising the Company with respect to
                     restructuring its capital structure subsequent to the
                     reverse stock split
------------------------------------------------------------------------------------------------------------
Piter Korompis       Arranging distribution relationships for the Company`s products in Indonesia
------------------------------------------------------------------------------------------------------------


INCREASE IN AUTHORIZED SHARES AND REVERSE SPLIT
On February 14, 2003, the Company filed an Amendment to its Amended and Restated Certificate of Incorporation with the Secretary of State of Delaware that increased the number of shares of authorized Common Stock from 200 million to 800 million. The Company`s stockholders approved the Amendment to the Certificate of Incorporation at the Special Meeting of Stockholders held on February 14, 2003. A principal purpose for authorizing the additional shares was for issuance pursuant to arrangements to finance the Company`s continuing operations. At its Annual Meeting of Stockholders on May 20, 2003, the Company`s stockholders approved a proposal for a 1:30 reverse split of its common stock. On May 28, 2003, the reverse split became effective and the Company filed an additional amendment to its Amended and Restated Certificate of Incorporation with the Secretary of State of Delaware that changed the par value of the Company`s common stock to $0.03 per share. The number of authorized shares of the Company`s common stock did not change as a result of the reverse split, however, and following its effectiveness and the registration of the shares herein, the Company will have approximately 700 million authorized shares potentially available for future sale without any additional stockholder approval.


OTHER RECENT DEVELOPMENTS - NON-FINANCING RELATED
On April 29, 2003, the Company and the Magic Johnson Foundation, Inc. announced that Earvin "Magic" Johnson has agreed to join Calypte`s Board of Directors, and that he will also play an active role in promoting global awareness of Calypte`s FDA-approved HIV-1 antibody tests for use with urine samples. The Company`s Board of Directors has appointed Mr. Johnson to the Board effective at its meeting scheduled for July 2003.

Effective June 2, 2003, Nancy E. Katz resigned as the Company`s President and Chief Executive Officer. She subsequently resigned as a member of the Company`s Board of Directors. The Company agreed to pay Ms. Katz the sum of approximately $300,000 over a period of up to one year. Additionally, approximately 1.6 million options previously granted to Ms. Katz to purchase shares of the Company`s common stock will remain outstanding and exercisable and will vest in accordance with the terms of their grants. Mr. Jay Oyakawa was appointed as the Company`s President and Chief Operating Officer effective June 2, 2003. In early July 2003, Mr. Oyakawa was appointed as a member of the Company`s Board of Directors and Directors Dian Harrison and Mark Novitch, M.D. resigned from the Board.

The Company continues to pursue international distribution as a key element in its business plan. Although an expected shipment to its distributor in China was delayed as a result of the impact of SARS in both the first and second quarters of 2003, the Company has now been requested to proceed with shipment of the order during the third quarter and expects that additional shipments under the distribution agreement will begin on a regular basis thereafter. In late June, the Company announced the appointment of an exclusive distributor for Taiwan, Enfield Medical Co. Ltd., who is acknowledged as one of the top ten medical products importers in Taiwan. The Company also announced in late June that it had received, earlier than expected, its first order from its recently-appointed distributor for the six member states of the Gulf Cooperative Council.


                                LEGAL PROCEEDINGS

On January 27, 2003, an action was filed in San Francisco County Superior Court against the Company by Heller Ehrman White & McAuliffe, LLP ("Heller"), the Company`s former attorneys. The claim is for unpaid legal fees and expenses in the sum of $546,132 incurred for services rendered primarily between January 2001 and April 2002, plus $93,312 in interest, calculated through March 19, 2003 at 10% per annum on the claimed outstanding balance. The Company disputes the claim. The Company has accrued for the disputed fees and expenses, in the respective periods incurred, excluding interest.

On April 30, 2003, the Company and Heller reached a settlement agreement whereby the Company agreed to pay a total of $463,000 to settle this claim, after which the suit will be dismissed. The Company adjusted its accrual accordingly.

Under the terms of the settlement, the Company must and did pay Heller $50,000 by June 15, 2003. Beginning with the month of May 2003 and thereafter, the Company must also make monthly payments of $20,000 plus a percentage of the Company`s net financings (the "Subsequent Payments"). The Subsequent Payments are due on the 16th of the following month, with the first payment due on June 16, 2003. There are certain exceptions that may delay the Subsequent Payments for up to 3 months, but should the Company default on the terms of the settlement agreement, Heller may file a stipulated judgment for the unpaid remainder of the $463,000 settlement balance. A stipulated judgment may permit Heller to obtain custody of some of the Company`s California property, which would, in turn, materially impair the Company`s business. As a part of the settlement, the Company waived all of its defenses to Heller`s claims, as well as its counterclaims, should it default on this payment plan.

On January 24, 2003, the Company was informed that a former vendor of the Company, Validation Systems, Inc. ("Validation"), had commenced an action in Santa Clara County Superior Court on an open book account in the amount of $79,614, incurred between April 1999 and July 2002 and which the Company accrued, concurrently, plus $20,156 in interest, at the rate of 10% per annum until payment, wherein it has claimed that it rendered services related to the validation of biomedical equipment and processes at the Company`s facilities. The Company has contested the claim as the alleged services claimed by Validation were not performed in a timely fashion and were unable to be used by the Company. The Company believes that it has meritorious defenses to the action.

On May 22, 2003, the Company was informed that a former vendor, Professional Maintenance Management LLC (PMM), had instituted an action against the Company in the Montgomery County Circuit Court of Maryland for the sum of $64,925 plus post-judgment interest. The Company has agreed to resolve the matter by making an initial payment in the amount of $10,000 and subsequent monthly payments in the amount of $7,500 toward the outstanding amount claimed by PMM. PMM will enter a consent judgment but will forbear any collection effort as long as the Company makes the required payments.


                                 USE OF PROCEEDS

We will not realize any proceeds from the sale of the common stock by the selling security holders; rather, the selling security holders will receive those proceeds directly. However, we will receive cash upon the issuance of notes and debentures. Additionally, we will receive cash upon the exercise of the warrants previously issued to certain selling security holders. To date, we have received gross amounts of $3,125,000 from the 8% convertible notes; $400,000 from the PIPE; $200,000 from the 8% convertible debentures; $150,000 from the 10% convertible notes; $1,950,000 from the 10% convertible debentures and $1,150,000 from the 12% convertible debentures. We will receive $250,000 from the purchase of a 12% convertible debenture upon the filing of this registration statement and a further $500,000 within five days of its effectiveness from the purchase of another $12% convertible debenture. The funds that we have received from these sources were used for general working capital purposes. We intend to use the proceeds from future issuances of debentures or from the exercise of the warrants for general working capital purposes, including the development of new products, including a rapid test for the detection of HIV.

                                    DILUTION

The issuance of further shares and the eligibility of issued shares for resale will dilute our common stock and may lower the price of our common stock. If you invest in our common stock, your interest will be diluted to the extent of the difference between the price per share you pay for the common stock and the pro forma as adjusted net tangible book value per share of our common stock at the time of sale. We calculate net tangible book value per share by calculating the total assets less intangible assets and total liabilities, and dividing it by the number of outstanding shares of common stock.

The net tangible book value (deficit) of our common stock as of March 31, 2003, was ($8,418,000) or approximately ($1.072) per share. Assuming that on March 31, 2003,

     o   if we had issued a total of 3,816,000 shares to the 8% Convertible
          Note subscribers upon their conversion of the remaining $2,885,000 outstanding balance of the original $3,125,000 face value of their 8% convertible notes (calculated based on the lesser of 70% of the average of the three lowest trading prices of our common stock for the 30 trading days preceding March 31, 2003, or $0.756, and $3.00); and

     o if we had issued a total of 189,000 shares to BNC Bach International Ltd. upon their conversion of the remaining $126,083 outstanding balance of the original $150,000 face value of their 10% convertible note (calculated based on the lesser of 60% of the average of the three lowest closing bid prices of our common stock for the 22 trading days preceding March 31, 2003, or $0.667, and $1.50); and
     o   if we had issued a total of 1,678,000 shares to Mercator Focus Fund
          LP, and Mercator Momentum Fund LP upon their conversions of the $1,450,000 aggregate face value of 10% convertible debentures (calculated based on the lesser of 80% of the average of the three lowest trading prices of our common stock for the 20 trading days preceding March 31, 2003, or $0.864, and $3.00); and

     o if we had issued a total of 712,000 shares to Mercator Focus Fund LP, and Mercator Momentum Fund III LP upon their conversions of the $500,000 aggregate face value of 10% convertible debentures (calculated based on the lesser of 65% of the average of the three lowest trading prices of our common stock for the 20 trading days preceding March 31, 2003, or $0.702, and $2.10); and
     o if we had issued a total of 1,541,000 shares to Mercator Momentum Fund LP upon their conversion of the $1,300,000 aggregate face value of 12% convertible debentures, including the $750,000 aggregate face value of debentures we issued upon filing and effectiveness of this registration statement and from which we had received $750,000 in proceeds, (calculated based on 85% of the average of the three lowest trading prices of our common stock for the 20 trading days preceding March 31, 2003, or $0.918); and
     o   if we had issued a total of 397,000 shares to Mercator Momentum Fund
          LP upon their conversion of the $300,000 face value 12% convertible debenture, (calculated based on 70% of the average of the three lowest trading prices of our common stock for the 20 trading days preceding March 31, 2003, or $0.756, and $1.20); and
     o if we had issued a total of 100,000 shares to Mercator Momentum Fund upon their exercise of the warrant for 100,000 shares of our common stock at $3.00 per share; and
     o if you had purchased shares under this prospectus for $0.885 per share, which was the closing price for our common stock on March 31, 2003,
     o then our pro forma net tangible book value as of March 31, 2003 would have been ($6,158,000), or approximately ($0.323) per share.


This represents an immediate increase in the net tangible book value (deficit) of approximately $0.749 per share to existing stockholders on March 31, 2003. This also represents an immediate dilution in net tangible book value of approximately $1.208 per share to all acquirers of common stock in this offering.

The actual dilution to you may be greater or less than in this example, depending on the actual price you pay for shares, the actual prices at which we issue shares to the various parties under the convertible debenture agreements and how many of the exercisable options and warrants outstanding have been exercised at the time of your investment. The convertible note and debenture agreements each contain ownership limitations that would preclude certain parties from converting the entire face amount of their notes and debentures in a single transaction as contemplated in the calculations above.


                          DESCRIPTION OF THE SECURITIES

As noted previously, at our Annual Meeting of Stockholders held on May 20, 2003, our stockholders approved a 1:30 reverse split of our common stock. The split became effective on May 28, 2003. The trading price of our common stock following the reverse split may decline over time, and there can be no assurance that, should such a decline occur, the trading price for our stock after the reverse the split could not decrease to a level comparable to or lower than its pre-split basis. All references to our common stock in the tables below, including closing market prices, the number of shares issued, or into which a security has been converted, shares currently issuable or shares being registered, reflect the post-split basis and refer to our common stock at its post-split $0.03 par value. The determination of shares currently issuable under the various convertible note or debenture agreements is based on the low trading prices or low closing bid prices assuming such shares had been issued upon a conversion at a date during the period between May 31 and June 30, 2003, and which includes the 20 trading day or 30 calendar day look-back period preceding the assumed conversion date, as specified in the respective agreements. Our stock traded between $0.25 and $0.57 during this period and the calculation of currently-issuable shares is based on the low trades or closing bid prices during this period. The Company believes that this approach to determining the number of shares currently issuable, which, in turn, is used to determine the number of shares to be registered, provides a reasonable estimate based on the trading characteristics of its stock preceding and subsequent to the effective date of the reverse split. (Tables are in thousands, except share price and per share data.)

10% CONVERTIBLE NOTE
On May 14, 2002, we issued, pursuant to Regulation S, a $150,000 10% convertible promissory note to BNC Bach International Ltd. ("BNC Bach"), a private investment fund that is a related party to Townsbury Investments Ltd. ("Townsbury"), the investor that provided us with financing pursuant to an equity line of credit. The closing price for our common stock on May 14, 2002 was $4.20. This note was originally convertible into shares of our common stock at $1.50 per share and was due on the earlier of July 14, 2002 or the settlement date of our next drawdown under the equity line. On July 14, 2002, when the market price for our common stock was $10.80, BNC Bach agreed to extend the maturity date of the note from July 14, 2002 to December 31, 2002. In return for the extension of the maturity date, we agreed to amend the conversion price of the note from $1.50 per share to the lesser of (a) $1.50 per share or (b) 60% of the average of the three lowest closing bid prices of our common stock during the 22 business days prior to the date BNC Bach notifies us of its election to convert the note. In December 2002, in conjunction with the settlement of a drawdown on the equity line, we repaid approximately $24,000 of principal on the note. The maturity date of the note has been extended through May 10, 2004. Interest on the note is payable in stock at maturity. At June30, 2003, accrued interest on the note amounts to approximately $14,600, which is convertible into approximately 86,000 shares of our common stock at current prices. The convertible note agreement requires that we provide piggyback registration rights for the underlying shares of stock, but does not impose penalties for delays in registration. The agreement also requires that we register sufficient shares to effect a conversion of principal and accrued interest outstanding at the time the registration statement is filed. We are including the shares underlying the note principal and accrued interest through the May 2004 maturity date, in this registration statement. The note agreement limits ownership of our outstanding stock by BNC Bach to 4.9%.

                                                                    CALYPTE      SHARES        SHARES
                                  GROSS       NET     TRANSACTION   CLOSING      ISSUED/      CURRENTLY    SHARES BEING
INVESTOR                         AMOUNT      AMOUNT      DATE        PRICE     $ REDEEMED     ISSUABLE      REGISTERED
---------                        ------      ------      ----        -----       --------     --------      ----------
BNC Bach International Ltd.        $150       $150      5/14/02      $4.20        0/ $24          741.7           905.0


8% CONVERTIBLE NOTES

Pursuant to Regulation S, between May 24, 2002 and August 21, 2002, we issued a series of 8% convertible notes in the aggregate principal amount of $3.125 million. On May 9, 2003, we issued an additional 8% note in the face amount of $106,667 representing liquidated damages due to one of the holders of the May 24, 2002 notes. These notes each have a 24 month term and are convertible into shares of our common stock at the lesser of $3.00 or 70% of the average of the three lowest trades during the 30 day period preceding conversion and are convertible at any time prior to maturity. We have received approximately $2.6 million in proceeds after deducting costs and fees associated with the issuance of these notes. Accrued interest is payable in cash or in stock, at the subscribers` option, at maturity. Accrued interest at June 30, 2003 amounts to approximately $220,000, which could be converted into approximately 1.1 million shares of our common stock at current prices. Under the terms of the subscription agreement, we had agreed to file a registration statement for the shares of common stock underlying the notes and use our reasonable commercial efforts to cause the registration statement to be declared effective within ninety days of the closing date. In the event of non-registration under the terms of the agreement, we are required to pay, in cash or stock, at the subscribers` option, as liquidated damages an amount equal to 2% of the note principal per month. Additionally, although at this time, none of the holders has done so, the holders of the notes have the right to demand immediate repayment of the notes as a result of the non-registration of the underlying shares. As of June 30, 2003, we have accrued approximately $641,000 of liquidated damages, convertible into approximately 3.1 million shares of our common stock at current prices, resulting from the delay in obtaining an effective registration for the shares underlying the convertible notes. The subscription agreement for these notes requires that we register 200% of the shares potentially issuable upon conversion of the currently outstanding principal amount of the notes, with such coverage intended to include registration of the shares underlying accrued interest and liquidated damages. Consequently, we are registering 29,410,000 shares underlying the currently outstanding note principal, including approximately 831,000 unregistered shares that have been issued upon conversions to date. We believe that these notes may be subject to Rule 144 provisions and, as such, securities represented by $2.225 million original face value may have become eligible for resale without registration on May 24, 2003, following a one-year holding period. The subscription agreement applicable to these 8% convertible notes limits ownership of our outstanding stock by the respective investors to 9.9% without our prior agreement.

The following table sets forth the individual investors who have subscribed to the 8% convertible notes as well as shares issued and amounts converted through June 30, 2003:

                                                                    CALYPTE      SHARES        SHARES        SHARES
                                  GROSS       NET     TRANSACTION   CLOSING      ISSUED/     CURRENTLY       BEING
INVESTOR                         AMOUNT      AMOUNT      DATE        PRICE     $ REDEEMED     ISSUABLE     REGISTERED
---------                        ------      ------      ----        -----     ----------     --------     ----------
Alpha Capital                    $  500                 5/24/02    $  3.60
    Aktiengesellshaft
Stonestreet Limited              $  500                 5/24/02    $  3.60
    Partnership
Filter International Ltd.        $  150                 5/24/02    $  3.60     101.6/ $  9
Camden International Ltd.        $  250                 5/24/02    $  3.60     144.2/ $ 70
Camden International Ltd.        $  100                 5/24/02    $  3.60
Domino International Ltd.        $  150                 5/24/02    $  3.60     144.2/ $ 70
Thunderbird Global               $   75                 5/24/02    $  3.60     101.6/ $ 15
    Corporation
BNC Bach International Ltd.      $  200                 5/24/02    $  3.60     101.1/ $ 24
Excalibur Limited Partnership    $  200                 5/24/02    $  3.60     137.1/ $100
Standard Resources Ltd.          $  100                 5/24/02    $  3.60     101.6/ $ 13
SDS Capital International Ltd.   $  300                 7/10/02    $ 10.20
Camden International Ltd.        $  100                 7/10/02    $ 10.20
Excalibur Limited Partnership    $  250                 7/24/02    $  6.60
Stonestreet Limited              $  250                 8/21/02    $  3.90
    Partnership
Alpha Capital                      $107                  5/9/03    $  0.63
                                 -----
    Aktiengesellshaft
                                                                               831.2/
                                 $3,232      $2,594                                  $301     14,571.5      29,410.0
                                 ======      ======                                  ====     ========      ========



8% CONVERTIBLE DEBENTURES

In June and July 2002, we issued two 8% convertible debentures in the aggregate face amount of $200,000 pursuant to Regulation S. The debenture issued in June was convertible into shares of our common stock at a 20% discount to the average closing price for the five trading days prior to conversion; the debenture issued in July was convertible at a 30% discount. Each debenture had a conversion floor of $3.00 per share. Both of these debentures have been converted into shares of our common stock. We have issued an aggregate of 52,493 shares pursuant to the conversions of the principal amount of the debentures, accrued interest through the date of conversion, and fee shares equal to 10% of the number of shares issued pursuant to the principal plus interest conversion. We received cash of $180,000, net of fees, from the issuance of these two debentures. We had agreed to use our best efforts to register the shares of common stock and are providing cost free piggyback registration rights to the debenture holders. There are no defined penalties and/or time requirements imposed on us with respect to filing a registration statement and having the registration statement for the underlying shares declared effective. We are including the shares, including fee shares, issued pursuant to the conversion of these debentures in this registration statement.

The following table lists the individual investors and transaction dates related to the issuance and conversion of the 8% convertible debentures:



                                                                    CALYPTE      SHARES        SHARES        SHARES
                                  GROSS       NET     TRANSACTION   CLOSING      ISSUED /    CURRENTLY       BEING
INVESTOR                         AMOUNT      AMOUNT      DATE        PRICE     $ REDEEMED     ISSUABLE     REGISTERED
--------                         ------      ------      ----        -----     ----------     --------     ----------
Su So                              $100        $90      6/17/02      $4.20        36.7 /             0
                                                                                    $100

Jason Arasheben                    $100        $90      7/03/02      $8.10        15.8 /             0
                                   ----        ---                                                   -
                                                                                    $100
                                                                              52.5 /
                                   $200       $180                                  $200             0          52.5
                                   ====       ====                                  ====             =          ====


PIPE AT $1.50 PER SHARE

On August 28, 2002, pursuant to Regulation S, we issued 266,667 restricted shares of our common stock at $1.50 per share and received proceeds of $0.4 million in private placement transactions with two accredited investors. Under the terms of the private placement subscription agreement, we agreed to file a registration statement for the shares of common stock and use our reasonable best commercial efforts to cause the registration statement to be declared effective within ninety days of the closing date. In the absence of an effective registration statement, the agreement requires us to issue as liquidated damages 8,333 shares of our common stock for each ten days of delay after the 90 day registration allowance period, which ended November 27, 2002. On April 1, 2003, we issued 100,000 shares to the investors in payment of liquidated damages through March 27, 2003, and liquidated damages continue to accrue at the rate of 8,333 shares each ten days. We are including 450,000 shares in this registration statement representing the initial issuance of 266,667 shares and an additional 183,333 shares issued or issuable in payment of liquidated damages.

The following table lists the individual investors and transaction dates related to the PIPE at $1.50 per share.


                                                                    CALYPTE      SHARES        SHARES
                                  GROSS       NET     TRANSACTION   CLOSING      ISSUED /     CURRENTLY    SHARES BEING
INVESTOR                         AMOUNT      AMOUNT      DATE        PRICE     $ REDEEMED    ISSUABLE(2)    REGISTERED
--------                         ------      ------      ----        -----     ----------    -----------    ----------
Careen Ltd.                        $200       $200      8/28/02      $4.80      183.3 (1)          41.7
Caledonia    Corporate   Group
    Limited                        $200       $200      8/28/02      $4.80      183.3 (1)          41.7
                                   ----       ----                              ---------


                                   $400       $400                                 366.7           83.3          450.0
                                   ====       ====                                 =====           ====          =====


(1) includes 50,000. shares issued in payment of liquidated damages

(2) represents shares issuable in payment of liquidated damages



12% CONVERTIBLE DEBENTURES AND WARRANTS

MERCATOR MOMENTUM FUND - SEPTEMBER 2002
On September 12, 2002, pursuant to Regulation S, we issued a $550,000 12% convertible debenture to Mercator Momentum Fund, L.P. ("Mercator"). Under the terms of the amended debenture agreement, it is convertible into shares of our common stock at 85% of the average of the three lowest trades for the 20 days preceding conversion, and has a term of 24 months. The debenture originally had a conversion price floor of $1.50 per share, but Calypte and Mercator agreed to eliminate the floor in March 2003. Interest is payable at maturity or upon conversion, and may be paid in cash or in shares of our common stock at Mercator`s option. This debenture is the first tranche of a $2.0 million commitment that will become available upon the filing and effectiveness of a registration statement for the shares underlying the debentures to be issued pursuant to the commitment, and of which shares underlying $1.3 million of the commitment are being registered herein. Fees on the total $2 million commitment were deducted from this transaction so that we received $345,000 in cash at closing. At the time of closing, the trading price of our stock was $3.00. Under the terms of the debenture and registration rights agreements, we agreed to file a registration statement for the shares of common stock underlying the debenture within 45 days of the closing date and use our reasonable best commercial efforts to cause the registration statement to be declared effective within 135 days of the closing date. The agreement requires that the Company pay 333 shares of its common stock per day as liquidated damages for each day of registration delay. Because we have not obtained an effective registration of the underlying shares within the specified time period, Mercator has the right to accelerate the debenture, together with accrued interest and any other amounts owing in respect thereof, and require immediate repayment in cash or shares of our common stock. We have obtained waivers from Mercator with respect to the non-registration provisions of the debenture and registration rights agreements. On March 31, 2003, when the market price of our common stock was $0.885 per share, Mercator agreed to extend the waiver of the non-registration provisions of the agreements through May 5, 2003. In return for this waiver, we amended the conversion price for this debenture to eliminate the $1.50 per share conversion price floor, as noted previously. The debenture agreement prohibits conversion of the debenture or receipt of shares of our common stock in payment of accrued interest if Mercator, individually or in combination with any of its affiliates, would, following the conversion or interest payment, beneficially own in excess of 9.99% of our outstanding stock, except as permitted by our prior written consent.

On December 23, 2002, when the price of our stock was $1.59 per share, we agreed with Mercator to amend certain other provisions of the debenture and registration rights agreements. The amendment agreement specifies that Mercator will fund (i) an additional $250,000 debenture upon the filing of this registration statement for 125% of the shares underlying $1.3 million of the $2.0 million total commitment, and (ii) an additional $500,000 debenture within 5 days following the effectiveness of this registration statement. Mercator is not required to fund the remaining $700,000 commitment until we file a post-effective amendment to this registration statement for the shares underlying that portion of the commitment. We agreed that we will not file a post-effective amendment in less than 30 days nor more than 75 days following the effectiveness of this registration statement. The 125% registration coverage provision is intended to incorporate shares that may be issuable in payment of accrued interest or for any other requirements of the debenture agreement.

On May 1, 2003, when the market price for our stock was $0.71 per share, Mercator agreed to extend the waiver of the non-registration provisions of the agreement through July 1, 2003. On June 26, 2003, when the trading price for our stock was $0.36 per share, Mercator agreed to extend the waiver of non-registration provisions of the agreement through July 15, 2003. The number of shares included in this registration statement reflects 125% of the number of shares potentially issuable at the current market price, as defined, upon the conversion of the $550,000 debenture currently outstanding and the additional aggregate of $750,000 of debentures that Mercator has committed to fund within 5 days of the effectiveness of this registration statement.

In conjunction with the September 2002 debenture, we also issued 8,333 shares of our common stock each, as fee shares, to Mercator and to an affiliated entity, Mercator Group. LLC. The aggregate of 16,666 shares are included in the shares being registered in this registration statement.

MERCATOR MOMENTUM FUND - OCTOBER 2002
On October 22, 2002, we issued a $300,000 12% convertible debenture to Mercator, also pursuant to Regulation S, but not a part of the $2.0 million commitment agreed to in September 2002. We received $260,000 in cash proceeds after deducting fees and expenses related to the financing. The maturity and conversion terms were substantially equivalent to those of the September 12, 2002 debenture. We repaid this debenture and its accrued interest in January 2003 in conjunction with the funding of another of our debentures by an affiliate of Mercator. In conjunction with the October debenture, we issued Mercator a warrant to purchase 100,000 shares of our common stock. The warrant is exercisable for a period of five years after issuance at $3.00 per share. Mercator has sole discretion with respect to when and if it chooses to exercise the warrant prior to its expiration. The Company did not receive any additional consideration over and above the negotiated price for the debenture in connection with the issuance of this warrant. We are including only the 100,000 shares underlying the warrant in this registration statement.

MERCATOR MOMENTUM FUND - APRIL 2003
On April 29, 2003, pursuant to Regulation S, we issued a $300,000 12% convertible debenture to Mercator and received proceeds of $245,000 net of fees and expenses. This Mercator debenture is convertible into shares of our common stock at 70% of the average of the three lowest trades for the 20 trading days preceding conversion, but not more than $1.20 per share. The term of the debenture is 24 months. Interest is payable at maturity or upon conversion, and may be paid in cash or in shares of our common stock at Mercator`s option. At the time of closing, the trading price of our stock was $0.825. Under the terms of the debenture agreement, we agreed to file a registration statement for the shares of common stock underlying the debenture within 30 days of the closing date and use our reasonable best commercial efforts to cause the registration statement to be declared effective within 90 days of the closing date. The agreement requires that the Company pay the greater of $300 or 333 shares of its common stock per day as liquidated damages for each day of registration delay. The debenture agreement prohibits conversion of the debenture or receipt of shares of our common stock in payment of accrued interest if Mercator, individually or in combination with any of its affiliates would, following the conversion or interest payment, beneficially own in excess of 9.99% of our outstanding stock, except as permitted by our prior written consent.

On May 1, 2003, when the market price for our stock was $0.71 per share, Mercator agreed to extend the waiver of the non-registration provisions of the agreement through July 1, 2003. On June 26, 2003, when the trading price for our stock was $0.36 per share, Mercator agreed to extend the waiver of non-registration provisions of the agreement through July 15, 2003. Although the contractual registration coverage provisions of the registration rights agreement require that we include only 100% of the shares potentially issuable upon conversion of this debenture based on the current market price per share, as defined, we are including in this registration statement additional shares which may be issuable in payment of interest to maturity or as liquidated damages resulting from delayed registration.

The following table lists the investors and transaction dates related to the issuances and conversions of the 12% convertible debentures:

                                                                    CALYPTE      SHARES        SHARES
                                  GROSS       NET     TRANSACTION   CLOSING      ISSUED/      CURRENTLY    SHARES BEING
INVESTOR                         AMOUNT      AMOUNT      DATE        PRICE     $ REDEEMED     ISSUABLE      REGISTERED
--------                         ------      ------      ----        -----     ----------     --------      ----------
Mercator Momentum Fund L.P.      $  550       $345      9/12/02     $  0.10      16.7/ $0        5,214.5            (1)
    (1)
Mercator Momentum Fund L.P.      $  300       $260     10/22/02     $  0.13       0/ $300              0
Mercator Momentum Fund L.P. -         0          0     10/22/02     $  0.13             0          100.0
    warrant
Mercator Momentum Fund L.P.      $ 300        $245      4/29/03     $0.0275             0        1,461.2
                                 ------       ----                                               -------

                                 $1,150       $850                             16.7/ $300        6,775.7        8,878.3
                                 ======       ====                             ==========        ========       =======



     (1) shares being registered is based on $1.3 million of total $2.0 million commitment

10% CONVERTIBLE DEBENTURES

MERCATOR FOCUS FUND - JANUARY 2003
On January 13, 2003, pursuant to Regulation S, we issued a $1,000,000 10% convertible debenture to Mercator Focus Fund, L.P. ("Focus Fund") and received net proceeds of $818,000 net of fees and expenses. We immediately used $308,000 of the proceeds to repay the $300,000 12% debenture we had issued to Mercator plus accrued interest. The Focus Fund debenture is convertible into shares of our common stock at 80% of the average of the three lowest trades for the 20 trading days preceding conversion, but not more than $3.00 per share. The term of the debenture is 24 months. Interest is payable at maturity or upon conversion, and may be paid in cash or in shares of our common stock at Focus Fund`s option. At the time of closing, the trading price of our stock was $1.95. Under the terms of the debenture agreement, we agreed to file a registration statement for the shares of common stock underlying the debenture within 60 days of the closing date and use our reasonable best commercial efforts to cause the registration statement to be declared effective within 120 days of the closing date. The agreement requires that the Company pay 167 shares of its common stock per day as liquidated damages for each day of registration delay. Because we did not file a registration statement within the specified time period, Focus Fund may elect to accelerate the debenture, together with accrued interest and any other amounts owing in respect thereof, and require immediate repayment in cash or shares of our common stock. We have obtained waivers from Focus Fund with respect to the non-registration provisions of the debenture and registration rights agreements. On March 31, 2003, when the market price of our common stock was $0.885 per share, Focus Fund agreed to extend the waiver of the non-registration provisions of the agreements through May 5, 2003. On May 1, 2003, when the market price for our stock was $0.71 per share, Focus Fund agreed to extend the waiver of the non-registration provisions of the agreement through July 1, 2003. On June 26, 2003, when the trading price for our stock was $0.36 per share, Focus Fund agreed to extend the waiver of non-registration provisions of the agreement through July 15, 2003. The debenture agreement prohibits conversion of the debenture or receipt of shares of our common stock in payment of accrued interest if Focus Fund, individually or in combination with any of its affiliates (including Mercator), would, following the conversion or interest payment, beneficially own in excess of 9.99% of our outstanding stock, except as permitted by our prior written consent.

In accordance with the contractual registration coverage provisions of the registration rights agreement, we are including in this registration statement 100% of the shares potentially issuable upon conversion of this $1,000,000 debenture at current market prices, as defined, plus additional shares potentially issuable for liquidated damages due to registration delays and for the conversion of accrued interest on the debenture through its maturity date.

MERCATOR MOMENTUM FUND  - JANUARY 2003
On January 29, 2003, we issued a $450,000 10% convertible debenture to Mercator and received net proceeds of $440,000 net of fees and expenses. The debenture is convertible into our common stock at 80% of the average of the three lowest trades for the 20 days preceding conversion, but not more than $3.00. At the time of closing, the trading price of our stock was $1.68. The term of the debenture is 24 months. Under the terms of the debenture agreement, we agreed to file a registration statement for the shares of common stock underlying the debenture within 30 days of the closing date and use our reasonable best commercial efforts to cause the registration statement to be declared effective within 120 days of the closing date. The agreement requires that the Company pay the greater of $300 or 333 shares of its common stock per day as liquidated damages for each day of registration delay. Because we did not file a registration statement within the specified time period, Mercator may elect to accelerate the debenture, together with accrued interest and any other amounts owing in respect thereof, and require immediate repayment in cash or shares of our common stock. We have obtained waivers from Mercator with respect to the non-registration provisions of the debenture and registration rights agreements. On March 31, 2003, when the market price of our common stock was $0.885 per share, Mercator agreed to extend the waiver of the non-registration provisions of the agreements through May 5, 2003. On May 1, 2003, when the market price for our stock was $0.71 per share, Mercator agreed to extend the waiver of the non-registration provisions of the agreement through July 1, 2003. On June 26, 2003, when the trading price for our stock was $0.36 per share, Mercator agreed to extend the waiver of non-registration provisions of the agreement through July 15, 2003. The debenture agreement prohibits conversion of the debenture or receipt of shares of our common stock in payment of accrued interest if Mercator, individually or in combination with any of its affiliates (including Focus Fund), would, following the conversion or interest payment, beneficially own in excess of 9.99% of our outstanding stock, except as permitted by our prior written consent.

In accordance with the contractual registration coverage provisions of the registration rights agreement, we are including in this registration statement 100% of the shares potentially issuable upon conversion of this $450,000 debenture at current market prices, as defined, plus additional shares potentially issuable for liquidated damages due to registration delays and for the conversion of accrued interest on this debenture through its maturity date.

MERCATOR FOCUS FUND AND MERCATOR MOMENTUM FUND III - MARCH 2003
On March 13, 2003, we issued a $400,000 10% convertible debenture to Focus Fund and a $100,000 10% debenture to Mercator Momentum Fund III, L.P. ("Momentum Fund III") and received aggregate proceeds of $400,000 net of fees and expenses. With the exception of the principal amounts, the debentures and registration rights agreements have the same terms, provisions and conditions. The debentures are convertible into our common stock at 65% of the average of the three lowest trades for the 20 trading days preceding conversion, but not more than $2.10. At the time of closing, the trading price of our stock was $1.47. The term of the debentures is 24 months. Under the terms of the debenture agreements, we agreed to file a registration statement for the shares of common stock underlying the debentures within 30 days of the closing date and use our reasonable best commercial efforts to cause the registration statement to be declared effective within 120 days of the closing date. The agreements require that the Company pay the greater of $300 or 333 shares of its common stock per day as liquidated damages for each day of registration delay. Because we did not file a registration statement within the specified time period, Focus Fund or Momentum Fund III may elect to accelerate the debenture, together with accrued interest and any other amounts owing in respect thereof, and require immediate repayment in cash or shares of our common stock. We have obtained waivers from Focus Fund and Momentum Fund III with respect to the non-registration provisions of the debenture and registration rights agreements. On April 11, 2003, when the market price of our common stock was $0.0245 per share, Focus Fund and Momentum Fund III agreed to extend the waiver of the non-registration provisions of the agreements through May 5, 2003. On May 1, 2003, when the market price for our stock was $0.71 per share, Mercator agreed to extend the waiver of the non-registration provisions of the agreement through July 1, 2003. On June 26, 2003, when the trading price for our stock was $0.36 per share, Mercator agreed to extend the waiver of non-registration provisions of the agreement through July 15, 2003. The debenture agreement prohibits conversion of the debenture or receipt of shares of our common stock in payment of accrued interest if Focus Fund or Momentum Fund III, individually or in combination with any of their affiliates (including Mercator), would, following the conversion or interest payment, beneficially own in excess of 9.99% of our outstanding stock, except as permitted by our prior written consent.

In accordance with the registration coverage provisions of the registration rights agreement, we are including in this registration statement 200% of the shares potentially issuable upon conversion of these debentures at current market prices, as defined, plus additional shares potentially issuable for liquidated damages due to registration delays and for the conversion of accrued interest on these debentures through their maturity date.

The following table lists the investors and transaction dates related to the issuances and conversions of the 10% convertible debentures:

                                                                    CALYPTE      SHARES        SHARES
                                  GROSS       NET     TRANSACTION   CLOSING      ISSUED/      CURRENTLY    SHARES BEING
INVESTOR                         AMOUNT      AMOUNT      DATE        PRICE     $ REDEEMED     ISSUABLE      REGISTERED
--------                         ------      ------      ----        -----     ----------     --------       ---------
Mercator Focus Fund L.P.         $1,000     $  818      1/13/03       $1.95            0         4,261.8
Mercator Momentum Fund L.P.        $450     $  440      1/29/03       $1.68            0         1,987.8
Mercator Focus Fund L.P            $400     $  320      3/13/03       $1.47            0         1,967.0
Mercator Momentum Fund III, L.P.   $100     $   80      3/13/03       $1.47            0           405.7
                                 ------     ------                                     -        --------
                                 $1,950     $1,658                                     0         8,622.3       12,804.2
                                 ======     ======                                     =        ========       ========


SUMMARY OF SECURITIES BEING REGISTERED

The following table summarizes the securities underlying the common stock being registered in this registration statement:

                                                         SHARES        SHARES
                                 GROSS       NET         ISSUED/      CURRENTLY            SHARES BEING
SECURITY                        AMOUNT      AMOUNT    $ REDEEMED       ISSUABLE            REGISTERED
---------                       ------      ------    ----------       --------            ----------
10% Convertible Note            $  150     $  150           0/ $24          741.7              905.0
8% Convertible Notes            $3,232     $2,594      831.2/ $301       14,571.5           29,410.0
8% Convertible Debentures       $  200     $  180       52.5/ $200              0               52.5
PIPE at $1.50 per share         $  400     $  400         366.7/$0           83.3              450.0
12% Convertible Debentures      $1,150     $  850       16.7/ $300        6,775.7            8,878.3
    and Warrants
10% Convertible Debentures      $1,950     $1,658         0/    $0        8,622.3           12,804.2
                                ------     ------    -------------       --------           --------
                                $7,082     $5,832    1,267.1/ $825       30,794.5           52,500.0
                                ======     ======    =============       ========           ========

                                       32

                            SELLING SECURITY HOLDERS

The number of shares set forth in the table for the various subscribers represents an estimate of the number of shares of common stock to be offered them. The actual number of shares of common stock issuable upon conversion of the debentures and exercise of the related warrants is indeterminate, is subject to adjustment and could be materially less or more than such estimated number depending on factors which cannot be predicted by us at this time including, among other factors, the future market price of the common stock. The actual number of shares of common stock offered in this Prospectus, and included in the registration statement of which this Prospectus is a part, includes such additional number of shares of common stock as may be issued or issuable upon conversion of the debentures and exercise of related warrants by reason of any stock split, stock dividend or similar transaction involving the common stock, in accordance with Rule 416 under the Securities Act of 1933, as amended.

Under the terms of the debentures, notes and the related warrants, the debentures and notes are convertible and the warrants are exercisable by any holder only to the extent that the number of shares of common stock issuable pursuant to such securities, together with the number of shares of common stock owned by such holder and its affiliates (but not including shares of common stock underlying unconverted shares of debentures or unexercised portions of the warrants) would not exceed 9.9% of the then-outstanding common stock as determined in accordance with Section 13(d) of the Exchange Act. Accordingly, the number of shares of common stock set forth in the table for the selling security holder exceeds the number of shares of common stock that the selling security holder could own beneficially at any given time through its ownership of the debentures and the warrants. In that regard, the beneficial ownership of the common stock by the selling security holder set forth in the table is not determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended.

The applicable percentage of ownership listed below is based on 16,620,337 shares of common stock outstanding as of July 1, 2003


                                                 Common Stock
                                              Beneficially Owned          Common Stock to be    Common Stock Beneficially Owned
                                               Prior to Offering                 Sold                    After Offering
                                              ----------------------------------------------------------------------------------
                   Holder                           Number                      Number                  Number          Percent
BNC Bach International Ltd.(1)                          2,725,959                    2,725,959                     -0-        0%
Alpha Capital Aktiengesellshaft (2)                     5,911,405                    5,911,405                     -0-        0%
Stonestreet Limited Partnership (3)                     7,308,051                    7,308,051                     -0-        0%
Filter International Ltd (4).                           1,482,706  (18)              1,482,706                     -0-        0%
Camden International Ltd (5).                           3,846,936  (19)              3,846,936                     -0-        0%
Domino International Ltd.(6)                              923,715  (20)                923,715                     -0-        0%
Thunderbird Global Corporation (7)                        690,713  (21)                690,713                     -0-        0%
Excalibur Limited Partnership (8)                       3,547,583  (22)              3,547,583                     -0-        0%
Standard Resources Ltd.(9)                                954,711  (23)                954,711                     -0-        0%
SDS Capital International Ltd. (10)                     2,923,221                    2,923,221                     -0-        0%
Su So (11)                                                 33,333                       33,333                     -0-        0%
Jason Arasheben (12)                                       14,388                       14,388                     -0-        0%
Blake Ransom (13)                                           4,772                        4,772                     -0-        0%
Mercator Momentum Fund, L.P. (14)                      11,105,000  (24)             11,105,000          3,510,000 (29)     21.1%
Mercator Focus Fund, L.P. (14)                          6,269,174                    6,269,174                     -0-        0%
Mercator  Momentum Fund III, L.P. (14)                  4,300,000                    4,300,000                     -0-        0%
Mercator Group LLC (14)                                     8,333  (25)                  8,333                     -0-        0%
Caledonia Corporate Group Limited (15)                    175,000  (26)                175,000                     -0-        0%
Careen Limited (16)                                       175,000  (27)                175,000                     -0-        0%
Delray Capital (17)                                       100,000  (28)                100,000                     -0-        0%
                                                       ----------                  -----------
                                                       52,500,000                   52,500,000
                                                       ==========                  ===========


(1) BNC Bach International. Ltd. is engaged in the business of investing in publicly-traded equity securities for its own account. BNC Bach`s principal offices are located at Ultra Finance Ltd., Grossmuensterplatz 6, P.O. Box 4401, Zurich, CH-8022 Switzerland. Mr. H. U. Bachofen has voting and investment control over investments held by BNC Bach.
(2) Alpha Capital Aktiengesellschaft is engaged in the business of investing in publicly-traded equity securities for its own account. Alpha Capital`s principal offices are located at Pradafant 7, 9490 Furstenturms, Vaduz, Lichtenstein. Ronald Ackerman has voting and investment control over investments held by Alpha Capital.
(3) Stonestreet Limited Partnership is engaged in the business of investing in publicly-traded equity securities for its own account. Stonestreet`s principal offices are located at 260 Towne Centre Blvd., Suite 201, Markham, Ontario, Canada L3R 8H8. Elizabeth Leonard has voting and investment control over investments held by Stonestreet.
(4) Filter International is engaged in the business of investing in publicly-traded equity securities for its own account. Filter`s principal offices are located at P.O. Box 43272, Harnoff, Jerusalem, Israel. Al Davis has voting and investment control over investments held by Filter.
(5) Camden Intenational Ltd. is engaged in the business of investing in publicly-traded equity securities for its own account. Camden`s principal offices are located at Charlotte, House, Charlotte Street, P.O. Box N9204, Nassau, Bahamas. Anthony Inderieden has voting and investment control over investments held by Camden.
                                       33

(6) Domino Intenational Ltd. is engaged in the business of investing in publicly-traded equity securities for its own account. Domino`s principal offices are located at Charlotte, House, Charlotte Street, P.O. Box N9204, Nassau, Bahamas. Wayne Coleson has voting and investment control over investments held by Domino.
(7) Thunderbird Global Corporation is engaged in the business of investing in publicly-traded equity securities for its own account. Thunderbird`s principal offices are located at Arango Orillao Building, Third Floor, 54th Street, Nueva Urbanizacion Obarrio, P.O. Box 5216, Panama 5, Republic of Panama. The Baum Law Firm Client Trust, Mark Baum, Power of Attorney has voting and investment control over investments held by Thunderbird.
(8) Excalibur Limited Partnership is engaged in the business of investing in publicly-traded equity securities for its own account. Excalibur`s principal offices are located at Excalibur Capital Management, Inc., 33 Prince Arthur Avenue, Main Floor, Toronto, Ontario, Canada, M5R 1B2. Will Hechter has voting and investment control over investments held by Excalibur.
(9) Standard Resources Limited is engaged in the business of investing in publicly-traded equity securities for its own account. Standard Resources` principal offices are located at 8-6 Floor, No. 2, Lane 137, Sec. 5, Ming Sheng East Road, Taipei, Taiwan. Lin Chen Hu has voting and investment control over investments held by Standard Resources.
(10) SDS Capital International, Ltd. is engaged in the business of investing in publicly-traded equity securities for its own account. SDS Capital`s principal offices are located at HWR Services Ltd., Craigmuir Chambers, Road Town, Tortola, British Virgin Islands. Steve Derby has voting and investment control over investments held by SDS Capital.
(11) Su So is an individual offshore investor who invests in publicly-traded equity securities for her own account. Su So`s address is P.O. Box 52263, Atlanta, GA 30355.
(12) Jason Arasheben is an individual offshore investor who invests in publicly-traded equity securities for his own account. Mr. Arasheben`s address is 9454 Wilshire Blvd., # 320, Beverly Hills, CA 90212.
(13) Blake Ransom is an individual investor. The shares listed have been issued to the selling stockholder in consideration of his introduction to Su So and Jason Arasheben and further assistance in completing the private placements with each of them. Mr. Ransom`s address is 133 Rexford Drive, #201, Beverly Hills, CA 90212
(14) Mercator Momentum Fund, L.P., Mercator Focus Fund, L.P., and Mercator Momentum Fund III, L.P. are each engaged in the business of investing in publicly-traded equity securities for their own accounts. Mercator Group LLC is a private limited liability company affiliated with each of the investment funds. The principal office for each of the Mercator entities is 555 S. Flower Street, Suite 4500, Los Angeles, CA 90071. David Firestone has voting and investment control over investments held by Mercator Momentum Fund, Mercator Focus Fund, and Mercator Momentum Fund III.
(15) Caledonia Corporate Group Limited is engaged in the business of investing in publicly-traded equity securities for its own account. Caledonia Corporate Group`s principal offices are located in care of Delray Capital Corporation, 120 Adelaide Street West, Suite 1214, Toronto, Ontario, Canada, M5H 1T1. Matt McNeilly has voting and investment control over investments held by Caledonia Corporate Group.
(16) Careen Limited is engaged in the business of investing in publicly-traded equity securities for its own account. Careen`s principal offices are located in care of Delray Capital Corporation, 120 Adelaide Street West, Suite 1214, Toronto, Ontario, Canada, M5H 1T1. Matt McNeilly has voting and investment control over investments held by Careen.
(17) Delray Capital is engaged in the business of investing in publicly-traded equity securities for its own account. Delray`s principal offices are located at 120 Adelaide Street West, Suite 1214, Toronto, Ontario, Canada, M5H 1T1. V. T. Franzke has voting and investment control over investments held by Delray.
(18) Includes 101,564 shares of common stock that have been issued as a result of the conversion of $8,261 of the 8% convertible notes plus interest and 1,381,142 shares which may be issuable upon conversion pursuant to $141,739 face value of the 8% convertible notes.
(19) Includes 144,150 shares of common stock that have been issued as a result of the conversion of $70,000 of the 8% convertible notes plus interest and 3,702,786 shares which may be issuable upon conversion pursuant to $380,000 face value of the 8% convertible notes.
(20) Includes 144,150 shares of common stock that have been issued as a result of the conversion of $70,000 of the 8% convertible notes plus interest and 779,565shares which may be issuable upon conversion pursuant to $80,000 face value of the 8% convertible notes.
(21) Includes 101,564 shares of common stock that have been issued as a result of the conversion of $14,541 of the 8% convertible notes plus interest and 589,149 shares which may be issuable upon conversion pursuant to $60,459 face value of the 8% convertible notes.
(22) Includes 137,121 shares of common stock that have been issued as a result of the conversion of $100,000 of the 8% convertible notes plus interest and liquidated damages and 3,410,462 shares which may be issuable upon conversion pursuant to $350,000 face value of the 8% convertible notes.
(23) Includes 101,564 shares of common stock that have been issued as a result of the conversion of $14,541 of the 8% convertible notes plus interest and 853,147 shares which may be issuable upon conversion pursuant to $60,459 face value of the 8% convertible notes
(24) Includes 8,333 shares of common stock that have been issued to the selling stockholder in consideration of its introduction to the affiliated investment funds and further assistance in completing the private placements with them, 100,000shares that are issuable upon the exercise of a warrant granted to the selling stockholder as additional consideration for its investment in the Company`s 12% convertible debentures and 10,996,667 shares which may be issuable upon conversion pursuant to $1,300,000 face value of the 12% and 10% convertible notes.
(25) Includes 8,333 shares of common stock that have been issued to the selling stockholder in consideration of its introduction to the affiliated investment funds.
(26) Includes 133,333 shares of common stock that have been issued to the selling stockholder pursuant to its investment in the PIPE and 41,667 shares that may be issuable in payment of liquidated damages.
(27) Includes 133,333 shares of common stock that have been issued to the selling stockholder pursuant to its investment in the PIPE and 41,667 shares that may be issuable in payment of liquidated damages
(28) Includes 100,000 shares of common stock that have been issued to the selling stockholder at the direction of Caledonia Corporate Group Limited and Careen Limited pursuant to payment of liquidated damages as required under the terms of the PIPE.
(29) Includes approximately 3.510 million shares underlying an additional $700,000 commitment by Mercator Momentum Fund to purchase a 12% convertible debenture, which shares are not included in this offering. The number of shares of common stock underlying the debenture is based on the following calculations and assumptions:

        15% discount to the estimated conversion price of $0.2933 per share of Calypte Common Stock = 85% * $0.2933 = $0.2493 per share.
        $700,000/$0.2493 = 2.808 million shares * 125% required coverage = 3.510 million shares.

                          DESCRIPTION OF CAPITAL STOCK

Our authorized capital stock consists of 800 million shares of common stock and five million shares of preferred stock. The following summaries of certain provisions of the common stock and preferred stock do not purport to be complete and are subject to, and qualified in their entirety by the provisions of our Certificate of Incorporation, as amended.

COMMON STOCK. As of July 1, 2003, there were 16,620,337 shares of common stock outstanding, which were held of record by approximately 400 registered stockholders. The holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Subject to preferences that may be applicable to any outstanding preferred stock, the holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available for that purpose. In the event of a liquidation, dissolution or winding up of the Company, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding. The common stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock.

PREFERRED STOCK. The Board of Directors has the authority, without action by the stockholders, to designate and issue preferred stock in one or more series and to designate the rights, preferences and privileges of each series, any or all of which may be greater than the rights of the common stock. It is not possible to state the actual effect of the issuance of any shares of preferred stock upon the rights of holders of the common stock until the Board of Directors determines the specific rights of the holders of such preferred stock. However, the effects might include, among other things, restricting dividends on the common stock, diluting the voting power of the common stock, impairing the liquidation rights of the common stock and delaying or preventing a change in control of the Company without further action by the stockholders.

WARRANTS. As of July 1, 2003, we had outstanding warrants to purchase 594,297 shares of common stock, at a weighted average exercise price of $11.18 per share. Such warrants expire on various dates, the latest of which is February 11, 2009. Included in the above number are the following warrants that we granted in connection with the 12% secured convertible debentures issued to Bristol Investment Fund and which are not being included in this registration statement: We granted Bristol warrants for 56,667 shares of common stock, exercisable for the lesser of (i) the average of the lowest three trading prices during the 20 trading days immediately prior to exercise discounted by 30% and
(ii) $3.45 per share, subject to anti-dilution provisions, at any time up to and including the seventh anniversary of their issuance. In addition, we granted Bristol a Class B warrant for 400,000 shares of common stock, exercisable for the lesser of (i) the average of the lowest three trading prices during the 20 trading days immediately prior to exercise discounted by 25% and (ii) $6.45 per share, subject to anti-dilution provisions, which must be exercised in conjunction with mandatory conversions of a debenture at a minimum monthly rate, and which expire on the first anniversary following the effectiveness of a corresponding registration statement. Included in this registration statement are warrants to purchase 100,000 shares of our common stock granted to Mercator Momentum Fund, L.P. in conjunction with their purchase of our 12% convertible debenture. These warrants are exercisable at $3.00 per share at any time up to and including the fifth anniversary of their issuance.

STOCKHOLDERS RIGHTS PLAN. On December 15, 1998, our Board of Directors declared a dividend distribution of one preferred share purchase right ("Right") for each outstanding share of common stock of the Company. The dividend was payable to the stockholders of record on January 5, 1999 with respect to each share of common stock issued thereafter until a subsequent "distribution date" defined in a Rights Agreement and, in certain circumstances, with respect to shares of common stock issued after the Distribution Date. The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire us without conditioning the offer on the Rights being redeemed or a substantial number of Rights being acquired. However, the Rights should not interfere with any tender offer, or merger, which is approved by us because the Rights do not become exercisable in the event of an offer or other acquisition exempted by our Board of Directors.


                              PLAN OF DISTRIBUTION

The subscribers noted above will offer the shares registered pursuant to this Prospectus for their own account and not for our account and may be deemed an underwriter within the meaning of Section 2(a)(ii)(1) of the Securities Act of 1933, as amended. We will not receive any proceeds from the sale of common stock by any of these subscribers. The subscribers may be offering for sale up to the entire amount of common stock acquired by them upon conversion of the notes and debentures described under the section above entitled "The Securities." The subscribers may be deemed to be a statutory underwriter within the meaning of the Securities Act of 1933, as amended, in connection with such sales of common stock and will be acting as an underwriter in its resales of the common stock under this Prospectus. The subscribers have, prior to any sales, agreed not to effect any offers or sales of the common stock in any manner other than as specified in this Prospectus and not to purchase or induce others to purchase common stock in violation of Regulation M under the Securities Exchange Act of 1934, as amended.

The shares being offered by the selling security holders or their respective pledgees, donees, transferees or other successors in interest, will be sold from time to time in one or more transactions, which may involve block transactions:


o on the Over-the-Counter Bulletin Board or on such other market on which the common stock may from time to time be trading;

o       in privately-negotiated transactions;

o       through the writing of options on the shares;

o       short sales; or

o       any combination thereof.

The sale price to the public may be:


o       the market price prevailing at the time of sale;

o       a price related to such prevailing market price;

o       at negotiated prices; or

o such other price as the selling stockholder determines from time to time.

The shares may also be sold pursuant to Rule 144. The selling security holder shall have the sole and absolute discretion not to accept any purchase offer or make any sale of shares if it deems the purchase price to be unsatisfactory at any particular time.

The selling security holders or their respective pledgees, donees, transferees or other successors in interest, may also sell the shares directly to market makers acting as principals and/or broker-dealers acting as agents for themselves or their customers. Such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the selling security holders and/or the purchasers of shares for whom such broker-dealers may act as agents or to whom they sell as principal or both, which compensation as to a particular broker-dealer might be in excess of customary commissions. Market makers and block purchasers purchasing the shares will do so for their own account and at their own risk. It is possible that the selling security holders will attempt to sell shares of common stock in block transactions to market makers or other purchasers at a price per share which may be below the then-market price. The selling security holders cannot assure that all or any of the shares offered in this Prospectus will be issued to, or sold by, the selling security holders. The selling security holders and any brokers, dealers or agents, upon effecting the sale of any of the shares offered in this Prospectus, may be deemed "underwriters" as that term is defined under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, or the rules and regulations under such acts.

The selling security holders, alternatively, may sell all or any part of the shares offered in this Prospectus through an underwriter. The selling security holders have not entered into any agreement with a prospective underwriter and there is no assurance that any such agreement will be entered into. If the selling security holders enter into such an agreement or agreements, the relevant details will be set forth in a supplement or revisions to this Prospectus.

The selling security holders and any other persons participating in the sale or distribution of the shares will be subject to applicable provisions of the Securities Exchange Act of 1934, as amended, and the rules and regulations under such act, including, without limitation, Regulation M. These provisions may restrict certain activities of, and limit the timing of purchases and sales of any of the shares by, the selling security holders. Furthermore, under Regulation M, persons engaged in a distribution of securities are prohibited form simultaneously engaging in market making and certain other activities with respect to such securities for a specified period of time prior to the commencement of such distributions, subject to specified exceptions or exemptions. All of these limitations may affect the marketability of the shares.

We will not receive any of the proceeds from the sale of these shares of common stock, although we have paid the expenses of preparing this prospectus and the related registration statement of which it is a part.

We have agreed to indemnify the selling security holder, or its transferees or assignees, against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments the selling security holder or its respective pledgees, donees, transferees or other successors in interest, may be required to make in respect of such liabilities.


                                  LEGAL MATTERS
The validity of the issuance of the shares being offered hereby will be passed upon for us by Baratta & Goldstein, New York, New York.

                                     EXPERTS
The consolidated financial statements and schedule of Calypte Biomedical Corporation and subsidiary as of December 31, 2002 and 2001, and for each of the years in the three-year period ended December 31, 2002, have been incorporated by reference herein and in the registration statement in reliance upon the reports of KPMG LLP, independent auditors, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

The reports of KPMG LLP covering the December 31, 2002, consolidated financial statements and consolidated financial statement schedule contain an explanatory paragraph that states that the Company`s recurring losses from operations and its working capital deficit and accumulated deficit raise substantial doubts about the entity`s ability to continue as a going concern. The consolidated financial statements and consolidated financial statement schedule do not include any adjustments that might result from the outcome of this uncertainty.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS



ITEM 14.    OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

SEC registration fees                                         $     1,020.00

Legal fees and expenses                                       $    20,000.00

Accountants` fees                                             $     7,000.00

Miscellaneous                                                 $     1,980.00
                                                              --------------

Total                                                         $    30,000.00
                                                              ==============


ITEM 15.    INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Section 145 of the Delaware General Corporation Law permits a corporation to include in its charter documents, and in agreements between the corporation and its directors and officers, provisions expanding the scope of indemnification beyond that specifically provided by the current law.

Article VIII of the Registrant`s Certificate of Incorporation provides for the indemnification of directors to the fullest extent permissible under Delaware law.

Article VI of the Registrant`s Bylaws provides for the indemnification of officers, directors and third parties acting on behalf of the corporation if such person acted in good faith and in a manner reasonably believed to be in and not opposed to the best interest of the corporation, and, with respect to any criminal action or proceeding, the indemnified party had no reason to believe his conduct was unlawful.

Calypte has entered into indemnification agreements with its directors and executive officers, in addition to indemnification provided for in Calypte`s Bylaws, and intends to enter into indemnification agreements with any new directors and executive officers in the future.

ITEM 16.    EXHIBITS.

The exhibits filed as part of this Registration Statement are as follows:

  2.1^^^^        Asset Purchase Agreement, dated as of November 18, 1998, between Calypte and Cambridge

  3.1%           Bylaws of the Registrant, as amended on April 19, 2000.

  3.2**          Restated Certificate of Incorporation of Calypte Biomedical Corporation, a Delaware
                    corporation, filed July 31, 1996.

  3.3 (Infinty   Certificate of Amendment of the Amended and Restated Certificate of Incorporation of Calypte Biomedical
       Symbol)      Corporation effective as of February 14, 2003.

  3.4            Certificate of Amendment of the Amended and Restated Certificate of Incorporation of Calypte Biomedical
                    Corporation and related  Certificate of Correction of Calypte Biomedical Corporation effective as of
                    May 28, 2003.

  4.1^^^^        Rights Agreement between the Registrant and ChaseMellon Shareholders L.L.C. as Rights
                    Agents dated December 15, 1998.

  4.2^^^^^       Securities Purchase Agreement between the Registrant and Bristol Investment Fund, Ltd.
                    dated as of February 11, 2002.

  4.3^^^^^       Registration Rights Agreement between the Registrant and Bristol Investment Fund, Ltd.
                    dated as of February 11, 2002.

  4.4^^^^^       Security Agreement between the Registrant and Bristol Investment Fund, Ltd. dated as of
                    February 11, 2002.

  4.5^^^^^       Form of Secured Convertible Debenture Securities Purchase Agreement between the Registrant and Bristol Investment Fund, Ltd. dated as of February 11, 2002.

  4.6^^^^^       Class A Stock Purchase Warrant for 1,700,000 shares of Common Stock issued to Bristol
                    Investment Fund, Ltd.

  4.7^^^^^       Class B Stock Purchase Warrant for 12,000,000 shares of Common Stock issued to Bristol
                    Investment Fund, Ltd.

  4.8^^^^^       Stock Purchase Warrant for 8,500 shares of Common Stock issued to Alexander Dunham Capital
                    Group, Inc.

  4.9^^^^^       Stock Purchase Warrant for 76,500 shares of Common Stock issued to Bristol Capital, LLC.

  5.1%%%%%       Opinion of Baratta & Goldstein.

10.1*            Form of Indemnification Agreement between the Company and each of its directors and officers.

10.2++++         2000 Incentive Stock Plan, as amended as of May 20, 2003.

10.3++++         1995 Director Option Plan, as amended as of May 20, 2003

10.4++++         1995 Employee Stock Purchase Plan, as amended as of May 20, 2003.

10.5*            Lease Agreement between the Registrant and Charles A. Grant and Mark Greenberg, dated as of
                    November 30, 1990.

10.6*            Second Lease Extension Agreement between Registrant and Charles A. Grant and Mark Greenberg, dated as of May 14, 1991.

10.7*            Lease Extension Agreement between Registrant and Charles A. Grant and Mark Greenberg, dated as of February 5, 1992.

10.8*            Lease Extension Agreement between Registrant and Charles A. Grant and Mark Greenberg, dated as of April 15, 1993.

10.9*            Standard Form Lease 1255-1275 Harbor Bay Parkway Harbor Bay Business Park between Commercial Center Bank and the Registrant, dated as of August 22, 1992.



10.12*           Employment Agreement between the Registrant and Howard B. Urnovitz, dated as of January 25, 1995.

10.15^*          License Agreement between the Registrant and New York University, dated as of August 13, 1993.

10.16*           First Amendment to License Agreement between the Registrant and New York University, dated as of
                    January 11, 1995.

10.17*           Second Amendment to License Agreement between the Registrant and New York University, dated as of October 15, 1995.

10.18^*          Third Amendment to License Agreement between the Registrant and New York University, dated as of
                    January 31, 1996.

10.19^*          Research Agreement between the Registrant and New York University, dated August 12, 1993.

10.20^*          First Amendment to Research Agreement between the Registrant and New York University, dated as of
                    January 11, 1995.

10.21^*          Sublicense Agreement between the Registrant and Cambridge Biotech Corporation, dated as of March
                    31, 1992.

10.22^*          Master Agreement between the Registrant and Cambridge Biotech Corporation, dated as of April 12,
                    1996.

10.23^*          Sub-License Agreement between the Registrant and Cambridge Biotech Corporation, dated as of
                    April 12, 1996.

10.24^*          Agreement between the Registrant and Repligen Corporation, dated as of March 8, 1993.

10.25^*          Non-Exclusive License Agreement between the Registrant and The Texas A&M University System, dated as of September 12, 1993.

10.27^*          Distribution Agreement between the Registrant and Otsuka Pharmaceutical Co., Ltd., dated as of
                    August 7, 1994.

10.29^*          Distribution Agreement between the Registrant and Travenol Laboratories (Israel), Ltd., dated as of December 31, 1994.

10.33*           Form of Option Agreement for Stockholders of Pepgen Corporation, dated as of October 12, 1995.

10.35*           Equipment Lease Agreement between the Registrant and Phoenix Leasing, dated as of August 20,
                    1993.

10.36*           Equipment Lease Agreement between the Registrant and Meier Mitchell/GATX, dated as of August 20,
                    1993.

10.37**          Lease Extension Agreement between the Registrant and Charles A. Grant and Mark Greenberg, dated as of February 3, 1997.

10.39**          Equipment Lease Agreement between the Registrant and MMC/GATX, dated September 30, 1996.

10.40^**         Joint Venture Agreement between the Registrant and Trinity Biotech plc

10.41***         Second Addendum to Lease between the Registrant and Commercial Center Bank dated as of July 21,
                    1997.

10.42***         Lease extension agreement between the Registrant and Charles A. Grant and Mark Greenberg, dated
                    December 9, 1997.

10.45^^          Lease extension agreement between the Registrant and Charles A. Grant and Mark Greenberg, dated
                    April 25, 1998.

10.46****        Employment Agreement between the Registrant and William A. Boeger dated as of October 28, 1998.

10.47****        Employment Agreement between the Registrant and John J. DiPietro dated as of October 28, 1998.

10.48****        Guaranty made by Chih Ping Liu for the benefit of the Registrant dated September 30, 1998.

10.49#           Loan and Security Agreement between the Registrant and Silicon Valley Bank, dated December 21,
                    1998

10.50#           Lease Extension Agreement between the Registrant and Charles A. Grant and Mark Greenberg, dated
                    February 26, 1999

10.51##          Non-Exclusive Patent and License Agreement between the Registrant and Public Health Service, dated June 30, 1999

10.52##          Distribution Agreement between the Registrant and Carter-Wallace, Inc., dated as of
                    September 9,1999

10.53##          Letter Agreement between the Registrant and John J. DiPietro, dated as of September 17, 1999

10.54##          Consulting Agreement between the Registrant and John J. DiPietro, dated as of September 17, 1999

10.55*****       Master Lease Agreement between Aquila Biopharmaceuticals, Inc., Landlord, and Biomerieux Vitek,
                    Inc., Tenant, dated as of October 22, 1996

10.56*****       First Amendment to Lease between Aquila Biopharmaceuticals, Inc. Landlord, and Biomerieux Vitek,
                    Inc., Tenant, dated October 2, 1997

10.57*****       Sublease Agreement between Registrant and Cambridge Biotech Corporation, assignee of Biomerieux,
                    Inc. dated as of December 17, 1998

10.58*****       Sublease Agreement between Registrant and Cambridge Biotech Corporation, sublessee of DynCorp, dated as of December 17, 1998

10.59*****       Lease Extension Agreement between the Registrant and Charles A. Grant and Mark Greenberg, dated
                    October 12, 1999

10.60*****       Consulting Agreement between the Registrant and William A. Boeger dated as of October 18, 1999

10.61*****       Consulting Agreement between the Registrant and David Collins dated as of October 18, 1999

10.62*****       Employment Agreement between the Registrant and Nancy E. Katz, dated as of October 18, 1999

10.63*****       Letter of Intent re Modification of Distribution Agreement between Registrant and Otsuka
                    Pharmaceutical Co., Ltd. dated as of December 10, 1998

10.64###         Loan Modification Agreement between Registrant and Silicon Valley Bank dated as of November 15, 1999.

10.65###         Loan Modification Agreement between Registrant and Silicon Valley Bank dated as of January 30,
                    2000.

10.66###         Restated Technology Rights Agreement between Registrant and Howard B. Urnovitz, Ph.D. dated as of March 1, 2000.

10.67###         Technology Rights Agreement between Registrant and Chronix Biomedical dated as of March 1, 2000.

10.68^ ###       Exclusive Independent Contractor Agreement for Project Sentinel between Clinical Reference
                    Laboratory, Inc. and Registrant dated as of January 21, 2000.

10.69^####       Distribution Agreement between the Registrant and American Edge Medical, dated as of May 1, 2000.

10.70^####       Distribution Agreement between the Registrant and Biobras S.A., dated as of May 11, 2000.

10.71^####       Distribution Agreement between the Registrant and Beijing Hua Ai Science and Technology
                    Development Co. Ltd, dated as of May 16, 2000.

10.72####        Loan Modification Agreement between the Registrant and Silicon Valley Bank, dated as of May 24,
                    2000.

10.73^####       Fourth Amendment to the License Agreement between the Registrant and New York University, dated as of June 1, 2000.

10.75####        Lease Extension Agreement between the Registrant and Charles A. Grant and Mark Greenberg, dated
                    June 26, 2000.

10.76####        Secured Promissory Note between the Registrant and Howard B. Urnovitz, dated June 30, 2000.

10.77^#####      Temporary Distribution Agreement between the Registrant and American Edge Medical Company effective August 1, 2000.

10.78#####       Extension of Consulting Agreement between Registrant and John DiPietro effective as of September
                    17, 2000.

10.79++          Convertible Debentures and Warrants Purchase Agreement between the Registrant and AMRO
                    International, S.A. dated January 22, 2001.

10.80%           Extension of Consulting Agreement between the Registrant and William A. Boeger dated as of
                    October 19, 2000.

10.81%           Second Amendment to Employment Agreement between the Registrant and Howard B. Urnovitz dated
                    October 31, 2000.

10.82%           Consulting Agreement between the Registrant and David Collins dated as of October 19, 2000.

10.83^%          Agreement between the Registrant and Carter-Wallace, Inc. dated December 12, 2000.

10.84+           Stock Purchase Warrant to purchase common stock dated January 24, 2001 issued to Townsbury
                    Investments Limited.

10.85+           Common Stock Purchase Agreement between Calypte and Townsbury Investments Limited dated November
                    2, 2000.

10.86+           Registration Rights Agreement between Calypte and Townsbury Investments Limited dated November
                    2, 2000.

10.87+           Escrow Agreement among Calypte, Townsbury Investments Limited and Epstein, Becker & Green, P.C.
                    dated November 2, 2000.

10.88+           Amendment to Common Stock Purchase Agreement between Calypte and Townsbury Investments Limited dated January 24, 2001.

10.89%%          Agreement for Purchase and Sale of Preferred Stock of Pepgen Corporation between Registrant and
                    Biotechnology Development Fund, L.P. and Biotechnology Fund II, L.P. dated April 17, 2001

10.90<           Consulting Agreement between the Registrant and David Collins dated as of October 19, 2001

10.91<           Third Addendum to Lease between the Registrant and Gee-Aspora LLC dated as of October 31, 2001

10.92++          Registration Rights Agreement between the Registrant and AMRO International, S.A. dated January
                    22, 2001.

10.93++          Escrow Agreement between the Registrant and AMRO International, S.A. dated January 22, 2001.

10.94++          Stock Purchase Warrant to purchase common stock issued to AMRO International, S.A. on January
                    24, 2001.

                                       II-5

10.95++          6% Convertible Debenture in the principal amount of $550,000, due April 26, 2001, issued to AMRO
                    International, S.A.

10.96++          6% Convertible Debenture in the principal amount of $550,000, due June 11, 2001, issued to AMRO
                    International, S.A.

10.97+++         Common Stock Purchase Agreement between Calypte and Townsbury Investments Limited dated August
                    23, 2001.

10.98+++         Registration Rights Agreement between Calypte and Townsbury Investments Limited dated August 23,
                    2001.

10.99+++         Escrow Agreement among Calypte, Townsbury Investments Limited and New York Escrow Services, LLC
                    dated August 23, 2001.

10.100+++        Stock Purchase Warrant to purchase Common Stock dated October 19, 2001 issued to Townsbury
                    Investments Limited.

10.101^^^^^      Securities Purchase Agreement between the Registrant and Bristol Investment Fund, Ltd. dated as of February 11, 2002.

10.102^^^^^      Registration Rights Agreement between the Registrant and Bristol Investment Fund, Ltd. dated as of February 11, 2002.

10.103^^^^^      Security Agreement between the Registrant and Bristol Investment Fund, Ltd. dated as of February
                    11, 2002.

10.104^^^^^      Form of Secured Convertible Debenture Securities Purchase Agreement between the Registrant and
                    Bristol Investment Fund, Ltd. dated as of February 11, 2002.

10.105^^^^^      Class A Stock Purchase Warrant for 1,700,000 shares of Common Stock issued to Bristol Investment
                    Fund, Ltd.

10.106^^^^^      Class B Stock Purchase Warrant for 12,000,000 shares of Common Stock issued to Bristol
                    Investment Fund, Ltd.

10.107^^^^^      Stock Purchase Warrant for 8,500 shares of Common Stock issued to Alexander Dunham Capital
                    Group, Inc.

10.108^^^^^      Stock Purchase Warrant for 76,500 shares of Common Stock issued to Bristol Capital, LLC.

10.109 <         Form of Common Stock Purchase Agreement between the Registrant and certain Purchasers dated November 13, 2001.



10.110 <         Form of Common Stock Purchase Agreement with certain trade creditors issued pursuant to a private placement completed on February 12, 2002.

10.111>          Form of Subscription Agreement and 8% Convertible Note.

10.112>>         Form of Subscription Agreement and 8% Convertible Note Issued July 17, 2002 by Registrant.

10.113>>         Employment Agreement between the Registrant and Anthony J. Cataldo dated May 10, 2002.

10.114>>         Amendment to Non-Exclusive Patent and License Agreement  between Registrant and Public Health
                    Service, dated April 5, 2002.

10.115>>>        Investment Commitment Arrangement with Cataldo Investment Group.

10.116>>>        Term Sheet for Mercator Momentum Fund LP and Form of Registration Rights Agreement.

10.117>>>        Form of Subscription Agreement under Regulation S for Caledonia Corporate Group Ltd. and Careen
                    Ltd.

10.118>>>        Bi-Coastal Consulting, Inc. Agreements.

10.119>>>>       Employment Agreement between the Registrant and Nancy E. Katz, dated October 31, 2002.

                                       II-6

10.120>>>>>      12% Convertible Debenture Agreement and related Warrant and Registration Rights Agreement dated as of
                    October 22, 2002 between Registrant and Mercator Momentum Fund, L.P.

10.121<<         Distribution Agreement between the Registrant and Zhong Yang Pute Co. dated as of October 10,
                    2002.

10.122<<<        Amendment to Agreement with Mercator Momentum Fund dated as of December 23, 2002.

10.123<<<<       10% convertible Debenture and related Registration Rights Agreement dated as of January 14, 2003 between Registrant and Mercator Focus Fund, L.P.

10.124<<<<<      Distribution and Usage Memorandum of Understanding between  Registrant and Safe Blood for Africa Foundation, dated as of December 10, 2002.

10.125(Infinity  Employment Agreement between Registrant and Richard D. Brounstein dated as of January 1, 2003.
       Symbol)

10.126(Infinity  Letter Agreement between Registrant and Nancy E. Katz dated February 14, 2003.
       Symbol)

10.127(Infinity  Letter Agreement between Registrant and Bristol Investment Fund, Ltd. dated February 28, 2003.
       Symbol)

10.128+++++      2003 Non-Qualified Stock Option Plan

21.1*            Subsidiaries of the Registrant.

23.1             Consent of KPMG LLP, Independent Auditors.

23.2             Consent of Baratta & Goldstein (included in opinion filed as Exhibit 5.1).

24.1             Power of Attorney (see page II-10).


----------


* Incorporated by reference from exhibits filed with the Company`s Registration Statement on Form S-1 (File No. 333-04105) filed on May 20, 1996, as amended to June 25, 1996, July 15, 1996 and July 26, 1996.

**     Incorporated by reference from exhibits filed with the Company`s Report on Form 10-K dated March 28, 1997.

***    Incorporated by reference from exhibits filed with the Company`s Report on Form 10-K dated March 25, 1998.

****   Incorporated by reference from an exhibit filed with the Company`s
        Report on Form 10-K dated March 25, 1999.

*****  Incorporated by reference from an exhibit filed with the Company`s
        Report on Form 10-K dated March 30, 2000.

^      Confidential treatment has been granted as to certain portions of this exhibit.

^^     Incorporated by reference from an exhibit filed with the Company`s
        Report on Form 10-Q dated August 12, 1998.

^^^    Incorporated by reference from an exhibit filed with the Company`s
        Report on Form 8-K dated January 4, 1999.

^^^^   Incorporated by reference from an exhibit filed with the Company`s
        Report on Form 8-K dated December 16, 1998.

^^^^^  Incorporated by reference from an exhibit filed with the Company`s
        Report on Form 8-K dated February 15, 2002.

+      Incorporated by reference from an exhibit filed with the Company`s
        Registration Statement on I Form S-2 (File No. 333-54316) filed on January 25, 2001, as amended on February 9, 2001.

++     Incorporated by reference from an exhibit filed with the Company`s
        Registration Statement on Form S-3 (File No. 333-58960) filed on April 13, 2001.

+++    Incorporated by reference from an exhibit filed with the Company`s
        Registration Statement on Form S-2 (File No. 333-72268) filed on October 26, 2001.

++++   Incorporated by reference from an exhibit filed with the Company`s
        Registration Statement on Form S-8 (File No. 333-106389) file on June 23, 2003.

+++++ Incorporated by reference from an exhibit filed with the Company`s Registration Statement on Form S-8 (File No.333-106387) filed on June 23, 2003.

#      Incorporated by reference from an exhibit filed with the Company`s
        Report on Form 10-Q dated May 15, 1999.

##     Incorporated by reference from an exhibit filed with the Company`s
        Report on Form 10-Q dated November 15, 1999.

### Incorporated by reference from an exhibit filed with the Company`s Report on Form 10-Q dated May 12, 2000.

####   Incorporated by reference from an exhibit filed with the Company`s
        Report on Form 10-Q dated August 10, 2000.

#####  Incorporated by reference from an exhibit filed with the Company`s
        Report on Form 10-Q dated November 7, 2000.

%      Incorporated by reference from an exhibit filed with the Company`s
        Report on Form 10-K dated March 5, 2001.

%%     Incorporated by reference from an exhibit filed with the Company`s
        Report on Form 10-Q dated August 14, 2001.

%%%    Incorporated by reference from an exhibit filed with the Company`s
        Report on Form 10-K dated March 11, 2002.

%%%%   Incorporated by reference from an exhibit filed with the Company`s
        Registration Statement on I Form S-2 (File No. 333-84660) filed on March 21, 2002.

%%%%%   To be filed by Amendment.

>      Incorporated by reference from an exhibit filed with the Company`s
        Report on Form 8-K dated June 3, 2002.

>>     Incorporated by reference from an exhibit filed with the Company`s
        Report on Form 10-Q dated August 14, 2002.

>>>    Incorporated be reference from an exhibit filed with the Company`s
        Report on Form 8-K dated November 12, 2002.

>>>>   Incorporated by reference from an exhibit filed with the Company`s
        Report on Form 10-Q dated November 14, 2002.

>>>>>  Incorporated by reference from an exhibit filed with the Company`s
        Report on Form 8-K dated December 10, 2002.

<      Incorporated by reference from an exhibit filed with the Company`s
        Report on Form 10-K dated March 11, 2002.

<<     Incorporated by reference from an exhibit filed with the Company`s
        Report on Form 10-Q/A (No.3)
        dated   February 4, 2003.

<<<    Incorporated by reference from an exhibit filed with the Company`s
        Report on Form 8-K/A dated January 21, 2003.

<<<<   Incorporated by reference from an exhibit filed with the Company`s
        Report on Form 8-K dated January 21, 2003.

<<<<<  Incorporated by reference from an exhibit filed with the Company`s
        Registration Statement on  Form S-2/A (No. 5) dated February 4, 2003.

(Infinity Incorporated by reference from an exhibit filed with the Company`s
 Symbol)       Report on Form 10-K dated  March 26, 2003

ITEM 17.    UNDERTAKINGS

(a) The undersigned Registrant hereby undertakes:


        1. To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

                (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended;

                (ii) to reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof), which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

                (iii) to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

        2. That, for the purpose of determining any liability under the Securities Act of 1933, as amended, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        3. To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

        4. The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, as amended, each filing of the Registrant`s Annual Report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended, that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        5. Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "Act"), may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

        6. The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14-a or Rule 14c-3 under the Securities Exchange Act of 1934, as amended; and, where interim financial information required to be presented by Article 3 of Regulations S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.



                                   SIGNATURES



Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant, Calypte Biomedical Corporation, certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Registration Statement on Form S-2 to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Alameda, State of California, on the 7th day of July, 2003.



                         CALYPTE BIOMEDICAL CORPORATION

                         By:           /s/    JAY OYAKAWA
                            --------------------------------------------------
                                              JAY OYAKAWA
                                 PRESIDENT AND CHIEF OPERATING OFFICER

                                POWER OF ATTORNEY

Each person whose signature appears below constitutes and appoints Jay Oyakawa and Richard Brounstein his or her true and lawful attorneys in fact and agents, with full power of substitution and resubstitution, for him or her and in his name, place and stead, in any and all capacities, to sign any or all amendments (including post effective amendments) to the Registration Statement, and to sign any registration statement for the same offering covered by this Registration Statement that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and all post effective amendments thereto, and to file the same, with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement on Form S-2 has been signed below by the following persons in the capacities and on the dates indicated:


              SIGNATURE                                     TITLE                                             DATE
-------------------------------------------    --------------------------------------------                ------------


          /s/ Anthony J. Cataldo               Executive Chairman of the Board of Directors                July 7, 2003
------------------------------------------
            ANTHONY J. CATALDO



              /s/ Jay Oyakawa                  President, Chief Operating Officer and                      July 7, 2003
-------------------------------------------    Director
                JAY OYAKAWA



         /s/ Richard D. Brounstein             Executive Vice President, Chief Financial                   July 7, 2003
-------------------------------------------    Officer (Principal Financial and Accounting Officer)
           RICHARD D. BROUNSTEIN



           /s/ John J. DiPietro                Director                                                    July 7, 2003
-------------------------------------------
             JOHN J. DIPIETRO



          /s/  Paul Freiman                    Director                                                    July 7, 2003
-------------------------------------------
               PAUL FREIMAN



           /s/ Dian J. Harrison                Director                                                    July 7, 2003
-------------------------------------------
              DIAN J. HARRISON



        /s/ Julius R. Krevans, M.D.            Director                                                    July 7, 2003
-------------------------------------------
          JULIUS R. KREVANS, M.D.



          /s/ Mark Novitch, M.D.               Director                                                    July 7, 2003
-------------------------------------------
            MARK NOVITCH, M.D.



          /s/ Zafar I. Randawa, Ph.D.          Director                                                    July 7, 2003
-------------------------------------------
          ZAFAR I. RANDAWA, PH.D.


                                 EXHIBIT INDEX



  2.1^^^^        Asset Purchase Agreement, dated as of November 18, 1998, between Calypte and Cambridge

  3.1%           Bylaws of the Registrant, as amended on April 19, 2000.

  3.2**          Restated Certificate of Incorporation of Calypte Biomedical Corporation, a Delaware
                    corporation, filed July 31, 1996.

  3.3 (Infinty   Certificate of Amendment of the Amended and Restated Certificate of Incorporation of Calypte Biomedical
       Symbol)      Corporation effective as of February 14, 2003.

  3.4            Certificate of Amendment of the Amended and Restated Certificate of Incorporation of Calypte Biomedical
                    Corporation and related  Certificate of Correction of Calypte Biomedical Corporation effective as of
                    May 28, 2003.

  4.1^^^^        Rights Agreement between the Registrant and ChaseMellon Shareholders L.L.C. as Rights
                    Agents dated December 15, 1998.

  4.2^^^^^       Securities Purchase Agreement between the Registrant and Bristol Investment Fund, Ltd.
                    dated as of February 11, 2002.

  4.3^^^^^       Registration Rights Agreement between the Registrant and Bristol Investment Fund, Ltd.
                    dated as of February 11, 2002.

  4.4^^^^^       Security Agreement between the Registrant and Bristol Investment Fund, Ltd. dated as of
                    February 11, 2002.

  4.5^^^^^       Form of Secured Convertible Debenture Securities Purchase Agreement between the Registrant and Bristol Investment Fund, Ltd. dated as of February 11, 2002.

  4.6^^^^^       Class A Stock Purchase Warrant for 1,700,000 shares of Common Stock issued to Bristol
                    Investment Fund, Ltd.

  4.7^^^^^       Class B Stock Purchase Warrant for 12,000,000 shares of Common Stock issued to Bristol
                    Investment Fund, Ltd.

  4.8^^^^^       Stock Purchase Warrant for 8,500 shares of Common Stock issued to Alexander Dunham Capital
                    Group, Inc.

  4.9^^^^^       Stock Purchase Warrant for 76,500 shares of Common Stock issued to Bristol Capital, LLC.

  5.1%%%%%       Opinion of Baratta & Goldstein.

10.1*            Form of Indemnification Agreement between the Company and each of its directors and officers.

10.2++++         2000 Incentive Stock Plan, as amended as of May 20, 2003.

10.3++++         1995 Director Option Plan, as amended as of May 20, 2003

10.4++++         1995 Employee Stock Purchase Plan, as amended as of May 20, 2003.

10.5*            Lease Agreement between the Registrant and Charles A. Grant and Mark Greenberg, dated as of
                    November 30, 1990.

10.6*            Second Lease Extension Agreement between Registrant and Charles A. Grant and Mark Greenberg, dated as of May 14, 1991.

10.7*            Lease Extension Agreement between Registrant and Charles A. Grant and Mark Greenberg, dated as of February 5, 1992.

10.8*            Lease Extension Agreement between Registrant and Charles A. Grant and Mark Greenberg, dated as of April 15, 1993.

10.9*            Standard Form Lease 1255-1275 Harbor Bay Parkway Harbor Bay Business Park between Commercial Center Bank and the Registrant, dated as of August 22, 1992.



10.12*           Employment Agreement between the Registrant and Howard B. Urnovitz, dated as of January 25, 1995.

10.15^*          License Agreement between the Registrant and New York University, dated as of August 13, 1993.

10.16*           First Amendment to License Agreement between the Registrant and New York University, dated as of
                    January 11, 1995.

10.17*           Second Amendment to License Agreement between the Registrant and New York University, dated as of October 15, 1995.

10.18^*          Third Amendment to License Agreement between the Registrant and New York University, dated as of
                    January 31, 1996.

10.19^*          Research Agreement between the Registrant and New York University, dated August 12, 1993.

10.20^*          First Amendment to Research Agreement between the Registrant and New York University, dated as of
                    January 11, 1995.

10.21^*          Sublicense Agreement between the Registrant and Cambridge Biotech Corporation, dated as of March
                    31, 1992.

10.22^*          Master Agreement between the Registrant and Cambridge Biotech Corporation, dated as of April 12,
                    1996.

10.23^*          Sub-License Agreement between the Registrant and Cambridge Biotech Corporation, dated as of
                    April 12, 1996.

10.24^*          Agreement between the Registrant and Repligen Corporation, dated as of March 8, 1993.

10.25^*          Non-Exclusive License Agreement between the Registrant and The Texas A&M University System, dated as of September 12, 1993.

10.27^*          Distribution Agreement between the Registrant and Otsuka Pharmaceutical Co., Ltd., dated as of
                    August 7, 1994.

10.29^*          Distribution Agreement between the Registrant and Travenol Laboratories (Israel), Ltd., dated as of December 31, 1994.

10.33*           Form of Option Agreement for Stockholders of Pepgen Corporation, dated as of October 12, 1995.

10.35*           Equipment Lease Agreement between the Registrant and Phoenix Leasing, dated as of August 20,
                    1993.

10.36*           Equipment Lease Agreement between the Registrant and Meier Mitchell/GATX, dated as of August 20,
                    1993.

10.37**          Lease Extension Agreement between the Registrant and Charles A. Grant and Mark Greenberg, dated as of February 3, 1997.

10.39**          Equipment Lease Agreement between the Registrant and MMC/GATX, dated September 30, 1996.

10.40^**         Joint Venture Agreement between the Registrant and Trinity Biotech plc

10.41***         Second Addendum to Lease between the Registrant and Commercial Center Bank dated as of July 21,
                    1997.

10.42***         Lease extension agreement between the Registrant and Charles A. Grant and Mark Greenberg, dated
                    December 9, 1997.

10.45^^          Lease extension agreement between the Registrant and Charles A. Grant and Mark Greenberg, dated
                    April 25, 1998.

10.46****        Employment Agreement between the Registrant and William A. Boeger dated as of October 28, 1998.

10.47****        Employment Agreement between the Registrant and John J. DiPietro dated as of October 28, 1998.

10.48****        Guaranty made by Chih Ping Liu for the benefit of the Registrant dated September 30, 1998.

10.49#           Loan and Security Agreement between the Registrant and Silicon Valley Bank, dated December 21,
                    1998

10.50#           Lease Extension Agreement between the Registrant and Charles A. Grant and Mark Greenberg, dated
                    February 26, 1999

10.51##          Non-Exclusive Patent and License Agreement between the Registrant and Public Health Service, dated June 30, 1999

10.52##          Distribution Agreement between the Registrant and Carter-Wallace, Inc., dated as of
                    September 9,1999

10.53##          Letter Agreement between the Registrant and John J. DiPietro, dated as of September 17, 1999

10.54##          Consulting Agreement between the Registrant and John J. DiPietro, dated as of September 17, 1999

10.55*****       Master Lease Agreement between Aquila Biopharmaceuticals, Inc., Landlord, and Biomerieux Vitek,
                    Inc., Tenant, dated as of October 22, 1996

10.56*****       First Amendment to Lease between Aquila Biopharmaceuticals, Inc. Landlord, and Biomerieux Vitek,
                    Inc., Tenant, dated October 2, 1997

10.57*****       Sublease Agreement between Registrant and Cambridge Biotech Corporation, assignee of Biomerieux,
                    Inc. dated as of December 17, 1998

10.58*****       Sublease Agreement between Registrant and Cambridge Biotech Corporation, sublessee of DynCorp, dated as of December 17, 1998

10.59*****       Lease Extension Agreement between the Registrant and Charles A. Grant and Mark Greenberg, dated
                    October 12, 1999

10.60*****       Consulting Agreement between the Registrant and William A. Boeger dated as of October 18, 1999

10.61*****       Consulting Agreement between the Registrant and David Collins dated as of October 18, 1999

10.62*****       Employment Agreement between the Registrant and Nancy E. Katz, dated as of October 18, 1999

10.63*****       Letter of Intent re Modification of Distribution Agreement between Registrant and Otsuka
                    Pharmaceutical Co., Ltd. dated as of December 10, 1998

10.64###         Loan Modification Agreement between Registrant and Silicon Valley Bank dated as of November 15, 1999.

10.65###         Loan Modification Agreement between Registrant and Silicon Valley Bank dated as of January 30,
                    2000.

10.66###         Restated Technology Rights Agreement between Registrant and Howard B. Urnovitz, Ph.D. dated as of March 1, 2000.

10.67###         Technology Rights Agreement between Registrant and Chronix Biomedical dated as of March 1, 2000.

10.68^ ###       Exclusive Independent Contractor Agreement for Project Sentinel between Clinical Reference
                    Laboratory, Inc. and Registrant dated as of January 21, 2000.

10.69^####       Distribution Agreement between the Registrant and American Edge Medical, dated as of May 1, 2000.

10.70^####       Distribution Agreement between the Registrant and Biobras S.A., dated as of May 11, 2000.

10.71^####       Distribution Agreement between the Registrant and Beijing Hua Ai Science and Technology
                    Development Co. Ltd, dated as of May 16, 2000.

10.72####        Loan Modification Agreement between the Registrant and Silicon Valley Bank, dated as of May 24,
                    2000.

10.73^####       Fourth Amendment to the License Agreement between the Registrant and New York University, dated as of June 1, 2000.

10.75####        Lease Extension Agreement between the Registrant and Charles A. Grant and Mark Greenberg, dated
                    June 26, 2000.

10.76####        Secured Promissory Note between the Registrant and Howard B. Urnovitz, dated June 30, 2000.

10.77^#####      Temporary Distribution Agreement between the Registrant and American Edge Medical Company effective August 1, 2000.

10.78#####       Extension of Consulting Agreement between Registrant and John DiPietro effective as of September
                    17, 2000.

10.79++          Convertible Debentures and Warrants Purchase Agreement between the Registrant and AMRO
                    International, S.A. dated January 22, 2001.

10.80%           Extension of Consulting Agreement between the Registrant and William A. Boeger dated as of
                    October 19, 2000.

10.81%           Second Amendment to Employment Agreement between the Registrant and Howard B. Urnovitz dated
                    October 31, 2000.

10.82%           Consulting Agreement between the Registrant and David Collins dated as of October 19, 2000.

10.83^%          Agreement between the Registrant and Carter-Wallace, Inc. dated December 12, 2000.

10.84+           Stock Purchase Warrant to purchase common stock dated January 24, 2001 issued to Townsbury
                    Investments Limited.

10.85+           Common Stock Purchase Agreement between Calypte and Townsbury Investments Limited dated November
                    2, 2000.

10.86+           Registration Rights Agreement between Calypte and Townsbury Investments Limited dated November
                    2, 2000.

10.87+           Escrow Agreement among Calypte, Townsbury Investments Limited and Epstein, Becker & Green, P.C.
                    dated November 2, 2000.

10.88+           Amendment to Common Stock Purchase Agreement between Calypte and Townsbury Investments Limited dated January 24, 2001.

10.89%%          Agreement for Purchase and Sale of Preferred Stock of Pepgen Corporation between Registrant and
                    Biotechnology Development Fund, L.P. and Biotechnology Fund II, L.P. dated April 17, 2001

10.90<           Consulting Agreement between the Registrant and David Collins dated as of October 19, 2001

10.91<           Third Addendum to Lease between the Registrant and Gee-Aspora LLC dated as of October 31, 2001

10.92++          Registration Rights Agreement between the Registrant and AMRO International, S.A. dated January
                    22, 2001.

10.93++          Escrow Agreement between the Registrant and AMRO International, S.A. dated January 22, 2001.

10.94++          Stock Purchase Warrant to purchase common stock issued to AMRO International, S.A. on January
                    24, 2001.

                                       II-14

10.95++          6% Convertible Debenture in the principal amount of $550,000, due April 26, 2001, issued to AMRO
                    International, S.A.

10.96++          6% Convertible Debenture in the principal amount of $550,000, due June 11, 2001, issued to AMRO
                    International, S.A.

10.97+++         Common Stock Purchase Agreement between Calypte and Townsbury Investments Limited dated August
                    23, 2001.

10.98+++         Registration Rights Agreement between Calypte and Townsbury Investments Limited dated August 23,
                    2001.

10.99+++         Escrow Agreement among Calypte, Townsbury Investments Limited and New York Escrow Services, LLC
                    dated August 23, 2001.

10.100+++        Stock Purchase Warrant to purchase Common Stock dated October 19, 2001 issued to Townsbury
                    Investments Limited.

10.101^^^^^      Securities Purchase Agreement between the Registrant and Bristol Investment Fund, Ltd. dated as of February 11, 2002.

10.102^^^^^      Registration Rights Agreement between the Registrant and Bristol Investment Fund, Ltd. dated as of February 11, 2002.

10.103^^^^^      Security Agreement between the Registrant and Bristol Investment Fund, Ltd. dated as of February
                    11, 2002.

10.104^^^^^      Form of Secured Convertible Debenture Securities Purchase Agreement between the Registrant and
                    Bristol Investment Fund, Ltd. dated as of February 11, 2002.

10.105^^^^^      Class A Stock Purchase Warrant for 1,700,000 shares of Common Stock issued to Bristol Investment
                    Fund, Ltd.

10.106^^^^^      Class B Stock Purchase Warrant for 12,000,000 shares of Common Stock issued to Bristol
                    Investment Fund, Ltd.

10.107^^^^^      Stock Purchase Warrant for 8,500 shares of Common Stock issued to Alexander Dunham Capital
                    Group, Inc.

10.108^^^^^      Stock Purchase Warrant for 76,500 shares of Common Stock issued to Bristol Capital, LLC.

10.109 <         Form of Common Stock Purchase Agreement between the Registrant and certain Purchasers dated November 13, 2001.



10.110 <         Form of Common Stock Purchase Agreement with certain trade creditors issued pursuant to a private placement completed on February 12, 2002.

10.111>          Form of Subscription Agreement and 8% Convertible Note.

10.112>>         Form of Subscription Agreement and 8% Convertible Note Issued July 17, 2002 by Registrant.

10.113>>         Employment Agreement between the Registrant and Anthony J. Cataldo dated May 10, 2002.

10.114>>         Amendment to Non-Exclusive Patent and License Agreement  between Registrant and Public Health
                    Service, dated April 5, 2002.

10.115>>>        Investment Commitment Arrangement with Cataldo Investment Group.

10.116>>>        Term Sheet for Mercator Momentum Fund LP and Form of Registration Rights Agreement.

10.117>>>        Form of Subscription Agreement under Regulation S for Caledonia Corporate Group Ltd. and Careen
                    Ltd.

10.118>>>        Bi-Coastal Consulting, Inc. Agreements.

10.119>>>>       Employment Agreement between the Registrant and Nancy E. Katz, dated October 31, 2002.

                                       II-15

10.120>>>>>      12% Convertible Debenture Agreement and related Warrant and Registration Rights Agreement dated as of
                    October 22, 2002 between Registrant and Mercator Momentum Fund, L.P.

10.121<<         Distribution Agreement between the Registrant and Zhong Yang Pute Co. dated as of October 10,
                    2002.

10.122<<<        Amendment to Agreement with Mercator Momentum Fund dated as of December 23, 2002.

10.123<<<<       10% convertible Debenture and related Registration Rights Agreement dated as of January 14, 2003 between Registrant and Mercator Focus Fund, L.P.

10.124<<<<<      Distribution and Usage Memorandum of Understanding between  Registrant and Safe Blood for Africa Foundation, dated as of December 10, 2002.

10.125(Infinity  Employment Agreement between Registrant and Richard D. Brounstein dated as of January 1, 2003.
       Symbol)

10.126(Infinity  Letter Agreement between Registrant and Nancy E. Katz dated February 14, 2003.
       Symbol)

10.127(Infinity  Letter Agreement between Registrant and Bristol Investment Fund, Ltd. dated February 28, 2003.
       Symbol)

10.128+++++      2003 Non-Qualified Stock Option Plan

21.1*            Subsidiaries of the Registrant.

23.1             Consent of KPMG LLP, Independent Auditors.

23.2             Consent of Baratta & Goldstein (included in opinion filed as Exhibit 5.1).

24.1             Power of Attorney (see page II-10).


----------


* Incorporated by reference from exhibits filed with the Company`s Registration Statement on Form S-1 (File No. 333-04105) filed on May 20, 1996, as amended to June 25, 1996, July 15, 1996 and July 26, 1996.

**     Incorporated by reference from exhibits filed with the Company`s Report on Form 10-K dated March 28, 1997.

***    Incorporated by reference from exhibits filed with the Company`s Report on Form 10-K dated March 25, 1998.

****   Incorporated by reference from an exhibit filed with the Company`s
        Report on Form 10-K dated March 25, 1999.

*****  Incorporated by reference from an exhibit filed with the Company`s
        Report on Form 10-K dated March 30, 2000.

^      Confidential treatment has been granted as to certain portions of this exhibit.

^^     Incorporated by reference from an exhibit filed with the Company`s
        Report on Form 10-Q dated August 12, 1998.

^^^    Incorporated by reference from an exhibit filed with the Company`s
        Report on Form 8-K dated January 4, 1999.

^^^^   Incorporated by reference from an exhibit filed with the Company`s
        Report on Form 8-K dated December 16, 1998.

^^^^^  Incorporated by reference from an exhibit filed with the Company`s
        Report on Form 8-K dated February 15, 2002.

+      Incorporated by reference from an exhibit filed with the Company`s
        Registration Statement on I Form S-2 (File No. 333-54316) filed on January 25, 2001, as amended on February 9, 2001.

++     Incorporated by reference from an exhibit filed with the Company`s
        Registration Statement on Form S-3 (File No. 333-58960) filed on April 13, 2001.

+++    Incorporated by reference from an exhibit filed with the Company`s
        Registration Statement on Form S-2 (File No. 333-72268) filed on October 26, 2001.

++++   Incorporated by reference from an exhibit filed with the Company`s
        Registration Statement on Form S-8 (File No. 333-106389) file on June 23, 2003.

+++++ Incorporated by reference from an exhibit filed with the Company`s Registration Statement on Form S-8 (File No.333-106387) filed on June 23, 2003.

#      Incorporated by reference from an exhibit filed with the Company`s
        Report on Form 10-Q dated May 15, 1999.

##     Incorporated by reference from an exhibit filed with the Company`s
        Report on Form 10-Q dated November 15, 1999.

### Incorporated by reference from an exhibit filed with the Company`s Report on Form 10-Q dated May 12, 2000.

####   Incorporated by reference from an exhibit filed with the Company`s
        Report on Form 10-Q dated August 10, 2000.

#####  Incorporated by reference from an exhibit filed with the Company`s
        Report on Form 10-Q dated November 7, 2000.

%      Incorporated by reference from an exhibit filed with the Company`s
        Report on Form 10-K dated March 5, 2001.

%%     Incorporated by reference from an exhibit filed with the Company`s
        Report on Form 10-Q dated August 14, 2001.

%%%    Incorporated by reference from an exhibit filed with the Company`s
        Report on Form 10-K dated March 11, 2002.

%%%%   Incorporated by reference from an exhibit filed with the Company`s
        Registration Statement on I Form S-2 (File No. 333-84660) filed on March 21, 2002.

%%%%%   To be filed by Amendment.

>      Incorporated by reference from an exhibit filed with the Company`s
        Report on Form 8-K dated June 3, 2002.

>>     Incorporated by reference from an exhibit filed with the Company`s
        Report on Form 10-Q dated August 14, 2002.

>>>    Incorporated be reference from an exhibit filed with the Company`s
        Report on Form 8-K dated November 12, 2002.

>>>>   Incorporated by reference from an exhibit filed with the Company`s
        Report on Form 10-Q dated November 14, 2002.

>>>>>  Incorporated by reference from an exhibit filed with the Company`s
        Report on Form 8-K dated December 10, 2002.

<      Incorporated by reference from an exhibit filed with the Company`s
        Report on Form 10-K dated March 11, 2002.

<<     Incorporated by reference from an exhibit filed with the Company`s
        Report on Form 10-Q/A (No.3)
        dated   February 4, 2003.

<<<    Incorporated by reference from an exhibit filed with the Company`s
        Report on Form 8-K/A dated January 21, 2003.

<<<<   Incorporated by reference from an exhibit filed with the Company`s
        Report on Form 8-K dated January 21, 2003.

<<<<<  Incorporated by reference from an exhibit filed with the Company`s
        Registration Statement on  Form S-2/A (No. 5) dated February 4, 2003.

(Infinity Incorporated by reference from an exhibit filed with the Company`s
 Symbol)       Report on Form 10-K dated  March 26, 2003